TRANSALTA CORPORATION
Second Quarter Report for 2020
Management's Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially. See the Forward-Looking Statements section of this MD&A for additional information.
This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of TransAlta Corporation as at and for the three and six months ended June 30, 2020 and 2019, and should also be read in conjunction with the audited annual consolidated financial statements and MD&A contained within our 2019 Annual Integrated Report. In this MD&A, unless the context otherwise requires, “we”, “our”, “us”, the “Corporation”, and “TransAlta” refers to TransAlta Corporation and its subsidiaries. Our unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) International Accounting Standards (“IAS”) 34 Interim Financial Reporting for Canadian publicly accountable enterprises as issued by the International Accounting Standards Board (“IASB”) and in effect at June 30, 2020. All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted. This MD&A is dated July 30, 2020. Additional information respecting TransAlta, including its Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.transalta.com. Information on or connected to our website is not incorporated by reference herein.

Table of Contents

Forward-Looking Statements	M2	Cash Flows	M27
Highlights	M4	Financial Capital	M28
Significant and Subsequent Events	M5	Regulatory Updates	M30
Corporate Strategy	M7	Other Consolidated Analysis	M31
2020 Financial Outlook	M9	Critical Accounting Policies and Estimates	M32
Additional IFRS Measures and Non-IFRS Measures	M10	Accounting Changes	M33
Discussion of Consolidated Financial Results	M11	Financial Instruments	M33
Segmented Comparable Results	M14	Governance and Risk Management	M34
Selected Quarterly Information	M22	Disclosure Controls and Procedures	M35
Key Financial Ratios	M23	Supplemental Information	M36
Financial Position	M26	Glossary of Key Terms	M37
		Corporate Information	M39

TRANSALTA CORPORATION M1

Management’s Discussion and Analysis

Forward-Looking Statements
This MD&A includes "forward-looking information" within the meaning of applicable Canadian securities laws, and "forward-looking statements" within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements").  All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast" "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in or implied by the forward-looking statements.

In particular, this MD&A contains forward-looking statements including, but not limited to: the Corporation’s ongoing protocols and procedures relating to the novel coronavirus ("COVID-19") pandemic; our coal-to-gas conversion projects, including the completion of the conversion of Sundance Unit 6 by the second half of 2020, the conversion of Keephills Unit 2 and Unit 3 in 2021, the repowering of Sundance Unit 5 and Keephills Unit 1 into combined cycle units and the expected commercial operation date for the repowering of Sundance Unit 5; the asset impairment in the third quarter due to the retirement of Sundance Unit 3; the sale of the Pioneer Pipeline to NOVA Gas Transmission Ltd. ("NGTL") and the anticipated benefits of such sale, including access to NGTL's highly liquid natural gas network and gas trading hub and additional flexibility for natural gas delivery; utilizing the proceeds from the sale of the Pioneer Pipeline to fund the Corporation’s Clean Energy Investment Plan; entering into long-term delivery transportation agreements with NGTL to bring the total new and existing natural gas pipeline transportation service to 400 TJ per day by 2023; the growth of the renewables fleet, including the WindCharger Project, Windrise Wind Project and Skookumchuck Wind Project, including the timing of commercial operations; expansion of the on-site generation and cogeneration business, including achieving commercial operations of the Kaybob Cogeneration Project in the second half of 2021; growth and coal-to-gas conversion expenditures under the Clean Energy Investment Plan, including the total estimated spend and target completion dates; the 2020 financial outlook, including comparable EBITDA, free cash flow and annualized dividend in 2020; Alberta spot and Mid-C spot power prices; sustaining and productivity capital in 2020, including routine capital, planned major maintenance and mine capital; lost production due to planned major maintenance; forecasted reduction in Alberta power demand and merchant power prices during 2020; expected impact on power prices in Alberta, Ontario and the Pacific Northwest due to COVID-19 and the collapse in oil prices; the cyclicality of the business, including maintenance costs, production, electricity prices and loads; our financial capital, including closing the second tranche of the $400 million investment by Brookfield; utilizing existing cash and credit facilities to repay the debt maturing in 2020; refinancing the debt maturing in 2022; Alberta market design and that no changes are expected after our Alberta PPAs expire at the end of 2020; the impact of COVID-19 on regulatory and environmental processes; the trial dates for the disputes with Fortescue Metals Group Ltd. and Mangrove Partners Master Fund Ltd. ("Mangrove"); the appeal of the Keephills 1 stator force majeure claim; the estimated exposure relating to the transmission line loss rule proceeding; potential impacts of COVID-19 on the business and affairs of the Corporation, and actions to be taken in response to the pandemic; and the Corporation continuing to maintain a strong financial position and significant liquidity with our existing committed credit facilities.

The forward-looking statements contained in this MD&A are based on many assumptions including, but not limited to, the following: the impacts arising from COVID-19 not becoming significantly more onerous on the Corporation, which includes the Corporation being able to continue to operate as an essential service; no significant changes to applicable laws and regulations, including any tax and regulatory changes in the markets in which we operate; no material adverse impacts to the long-term investment and credit markets; Alberta spot power prices being equal to $45 to $53 per megawatt hour ("MWh") in 2020; Mid-C spot power prices being equal to US$25 to US$35 per MWh in 2020; sustaining capital in 2020 being between $155 million and $185 million; productivity capital of $5 million to $10 million; discount rates; our proportionate ownership of TransAlta Renewables Inc. ("TransAlta Renewables") not changing materially; no decline in the dividends to be received from TransAlta Renewables; the expected life extension of the coal fleet and anticipated financial results generated on conversion or repowering; assumptions regarding the ability of the converted units to successfully compete in the Alberta energy market; and assumptions regarding our current strategy and priorities, including as it pertains to our current priorities relating to the coal-to-gas conversions, growing TransAlta Renewables and being able to realize the full economic benefit from the capacity, energy and Ancillary Services from our Alberta hydro assets once the applicable PPA has expired; our being successful in defending against the claims alleged by Mangrove; the second $400 million tranche of the Brookfield investment closing as anticipated in the fourth quarter of 2020; and the Brookfield investment and its related arrangements having the expected benefits to the Corporation. Forward-looking statements are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may

TRANSALTA CORPORATION M2

Management’s Discussion and Analysis

adversely impact what is expressed or implied by forward-looking statements contained in this MD&A include risks relating to the impact of COVID-19, the general economic decline and the collapse of the oil and gas market, the impact of which on the Corporation will largely depend on the overall severity and duration of COVID-19 and the general economic downturn, which cannot currently be predicted, and which present risks including, but not limited to: more restrictive directives of government and public health authorities; reduced labour availability and ability to continue to staff our operations and facilities; successful completion of our growth and expansion projects, including our ability to secure necessary equipment and to obtain regulatory approvals on the expected timelines or at all; our ability to maintain our credit ratings; our ability to maintain adequate internal controls in the event that our employees are restricted from accessing our regular offices for a significant period of time; restricted access to capital and increased borrowing costs; a further decrease in short-term and/or long-term electricity demand and lower merchant pricing in Alberta and Mid-C; further reductions in production; increased costs resulting from our efforts to mitigate the impact of COVID-19; deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and growth expenditures; a higher rate of losses on our accounts receivable due to credit defaults; further disruptions to our supply chain; impairments and/or write-downs of assets; and adverse impacts on our information technology systems and our internal control systems as a result of the need to increase remote work arrangements, including increased cyber security threats. The forward-looking statements are also subject to other risk factors that include, but are not limited to: fluctuations in market prices; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic or market conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change related risks; unexpected increases in cost structure; disruptions in the source of fuels, including natural gas required for the conversions and repowering, as well as the extent of water, solar or wind resources required to operate our facilities; failure to meet financial expectations; natural and man-made disasters, including those resulting in dam or dyke failures; the threat of domestic terrorism and cyberattacks; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner or timely manner or at all; commodity risk management and energy trading risks, including the effectiveness of the Corporation’s risk management tools associated with hedging and trading procedures to protect against significant losses, including the effect of unforeseen price variances from historical behavior; impact of unavailability or disruption of power transmission or commodity transportation facilities; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing; structural subordination of securities; counterparty credit risk; changes in credit and market conditions; changes to our relationship with, or ownership of, TransAlta Renewables; risks associated with development projects and acquisitions, including capital costs, permitting, labour and engineering risks, and delays in the construction or commissioning of projects or delays in the closing of acquisitions; increased costs or delays in the conversion of coal-fired generating units to gas-fired generating units; increased costs or delays in the construction or commissioning of pipelines to converted units; changes in expectations in the payment of future dividends, including from TransAlta Renewables; inadequacy or unavailability of insurance coverage; downgrades in credit ratings; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Corporation, including in relation to the litigation with FMG and Mangrove; reliance on key personnel; and labour relations matters. The foregoing risk factors, among others, are described in further detail in the other risks and uncertainties contained in the Corporation’s Management Proxy Circular dated March 9, 2020 and its Annual Information Form and Management’s Discussion and Analysis for the year ended Dec. 31, 2019, filed under the Corporation’s profile with the Canadian securities regulators on www.sedar.com and the US Securities and Exchange Commission (“SEC”) on www.sec.gov.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Corporation's expectations only as of the date hereof. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. We cannot assure that projected results or events will be achieved.

TRANSALTA CORPORATION M3

Management’s Discussion and Analysis

Highlights

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Revenues	437	497	1,043	1,145
Fuel, carbon compliance and purchased power	151	177	389	543
Operations, maintenance and administration	112	130	240	234
Net loss attributable to common shareholders	(60)	—	(33)	(65)
Cash flow from operating activities	121	258	335	340
Comparable EBITDA(1,2)	217	215	437	436
Funds from operations(1)	159	155	331	324
Free cash flow(1)	91	49	200	144
Net loss per share attributable to common shareholders, basic and diluted	(0.22)	—	(0.12)	(0.23)
Funds from operations per share(1)	0.58	0.55	1.20	1.14
Free cash flow per share(1)	0.33	0.17	0.72	0.51
Dividends declared per common share	0.0425	0.04	0.085	0.04
Dividends declared per preferred share(3)	0.2533	0.2591	0.5123	0.2591

As at			June 30, 2020	Dec. 31, 2019
Total assets			9,370	9,508
Total consolidated net debt(1,4)			3,168	3,110
Total long-term liabilities			4,229	4,329
(1) These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Discussion of Consolidated Financial Results section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS measures and Non-IFRS Measures section of this MD&A.
(2) Comparable earnings before interest, taxes, depreciation and amortization ("comparable EBITDA").
(3) Weighted average of the Series A, B, C, E and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations.
(4) Total consolidated net debt includes long-term debt, including current portion, amounts due under credit facilities, exchangeable securities, US tax equity financing and lease obligations, net of available cash and cash equivalents, the principal portion of restricted cash in TransAlta OCP LP and the fair value of economic hedging instruments on debt. See the table in the Financial Capital section of this MD&A for more details on the composition of total consolidated net debt.

Free cash flow ("FCF"), one of the Corporation's key financial metrics, totalled $91 million and $200 million for the three and six months ended June 30, 2020, respectively. FCF for the three and six months ended June 30, 2020, increased by $42 million and $56 million, respectively, compared to the same periods in 2019. The increase was driven primarily by strong segmented cash flows, realized foreign exchange gains, lower sustaining capital expenditures and lower distributions paid to subsidiaries' non-controlling interests. Segmented cash flows generated by the business are $47 million and $48 million dollars higher for the second quarter and year-to-date periods in 2020, respectively, compared with 2019, due to higher performance in our US Coal, North American Gas, Wind and Solar and Energy Marketing segments that more than offset lower results in the Canadian Coal and Hydro segments.

Adjusted availability for the three and six months ended June 30, 2020, was 90.7 per cent and 91.7 per cent, respectively, compared to 83.8 per cent and 86.7 per cent, respectively, for the same periods in 2019. This increase was largely due to fewer planned and unplanned outages and derates within the generation segments, partially offset by the planned outage at Canadian Coal for the Sheerness dual-fuel conversion.

Production for the three and six months ended June 30, 2020, was 4,607 gigawatt hours ("GWh") and 11,093 GWh, respectively, compared to 5,235 GWh and 13,360 GWh, respectively, for the same periods in 2019. This decrease in production was primarily due to the planned outage at Sheerness, curtailments for our Canadian Coal contracted facilities and lower merchant demand at Canadian Coal and a significantly lower price environment in the Pacific Northwest during the first half of 2020, which resulted in power purchases to meet contractual obligations at US Coal. These decreases were partially offset by higher production at Wind and Solar due to the addition of the Big Level and Antrim facilities in late 2019 and high water resources at Hydro during the quarter.

TRANSALTA CORPORATION M4

Management’s Discussion and Analysis

Revenues for the three and six months ended June 30, 2020, decreased by $60 million and $102 million, respectively, compared to the same periods in 2019, mainly as a result of lower production and power prices at our Canadian Coal and US Coal segments. Production was down due to the planned outage at Sheerness and lower demand resulting from the COVID-19 pandemic and the impact of low oil prices on the Alberta economy. This was partially offset by higher revenues from our Wind and Solar segment as a result of higher wind resources and Big Level and Antrim commencing operations in December 2019.

Fuel, carbon compliance and purchased power costs decreased by $26 million and $154 million in the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. In the US Coal segment, we improved our margins through purchasing low priced power to fulfill our contractual obligations compared to 2019. In our Canadian Coal segment, lower production and our ability to co-fire with natural gas reduced fuel costs. Co-firing allows us to produce fewer greenhouse gas ("GHG") emissions than coal combustion, which lowers our GHG compliance costs. In addition, our North American Gas segment had lower costs due to lower merchant production.

Operations, maintenance and administration ("OM&A") expense for the three and six months ended June 30, 2020, decreased by $18 million and increased by $6 million, respectively, compared to the same periods in 2019. Variability caused by the total return swap resulted in a decrease of $7 million and an increase of $17 million for the three month and six months ended June 30, 2020, respectively. Excluding the impact of the total return swap, OM&A decreased by $11 million in both periods, due to tighter cost controls, lower labor costs across multiple segments and lower legal fees.

Comparable EBITDA for the three and six months ended June 30, 2020, increased by $2 million and $1 million, respectively, compared with the same periods in 2019, largely due to strong performance at the US Coal, Wind and Solar and Energy Marketing segments offset by lower comparable EBITDA at the Canadian Coal, North American Gas and Hydro segments as well as higher Corporate costs. Significant changes in segmented comparable EBITDA are highlighted in the Segmented Comparable Results within this MD&A.

Net loss attributable to common shareholders for the three months ended June 30, 2020, was $60 million compared to nil in the same period in the prior year. The decrease is largely due to lower revenues, higher depreciation, asset impairment and lower income tax recoveries partially offset by lower OM&A and foreign exchange gains. Net loss attributable to common shareholders for the six months ended June 30, 2020, was $33 million, compared to a loss of $65 million in the same period in 2019, an improvement of $32 million. Stronger earnings from our US Coal and Wind and Solar segments, foreign exchange gains and a reduction in the Centralia mine decommissioning provision due to changes in discount rates resulting in an asset impairment reversal were partially offset by higher depreciation, higher interest expense and lower income tax recoveries.

Significant and Subsequent Events
Updates and developments impacting the Clean Energy Investment Plan can be found in the Corporate Strategy section of this MD&A.

COVID-19
The World Health Organization ("WHO") declared a Public Health Emergency of International Concern relating to COVID-19 on Jan. 30, 2020, which they subsequently declared, on March 11, 2020, as a global pandemic. The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to constrain the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing and the closure of non-essential business, have caused significant disruption to businesses globally which has resulted in an uncertain and challenging economic environment.

The Corporation formally implemented its business continuity plan on March 9, 2020, which focused on ensuring that: (i) employees that could work remotely did so; and (ii) employees that operate and maintain our facilities, and who were not able to work remotely, were able to work safely and in a manner that ensured they remained healthy. During the second quarter of 2020, the Corporation began a staggered approach to bring employees that were working remotely back to the office. All of TransAlta's offices and sites follow strict health screening and social distancing protocols with personal protective equipment readily available. Further, TransAlta maintains travel bans aligned to local jurisdictional guidance, enhanced cleaning procedures, revised work schedules, contingent work teams and the reorganization of processes and procedures to limit contact with other employees and contractors on-site.

TRANSALTA CORPORATION M5

Management’s Discussion and Analysis

While our results have been impacted by price and demand as a result of COVID-19, all of our facilities continue to remain fully operational and capable of meeting our customers' needs. We have modified our operating procedures and implemented safety protocols that are allowing all office employees to now return to sites across the fleet by the end of July. The Corporation continues to work and serve all of our customers and counterparties under the terms of their contracts. We have not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all of our customers and have been deemed an essential service in our jurisdictions.

Normal Course Issuer Bid
On May 26, 2020, the Corporation announced that the Toronto Stock Exchange ("TSX") accepted the notice filed by the Corporation to implement a Normal Course Issuer Bid ("NCIB") for a portion of its common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 common shares, representing approximately 7.02 per cent of its public float of common shares as at May 25, 2020. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the common shares are traded, based on the prevailing market price. Any common shares purchased under the NCIB will be cancelled.

The period during which TransAlta is authorized to make purchases under the NCIB commenced on May 29, 2020 and ends on May 28, 2021 or such earlier date on which the maximum number of common shares are purchased under the NCIB or the NCIB is terminated at the Corporation’s election.

Under TSX rules, not more than 228,157 common shares (being 25 per cent of the average daily trading volume on the TSX of 912,630 common shares for the six months ended April 30, 2020) can be purchased on the TSX on any single trading day under the NCIB, with the exception that one block purchase in excess of the daily maximum is permitted per calendar week.

During the six months ended June 30, 2020, under the current and previous NCIB, the Corporation purchased and cancelled a total of 2,849,400 common shares at an average price of $7.51 per common share, for a total cost of $21 million.

Board of Director Changes
On April 21, 2020, we announced that the Board appointed John P. Dielwart as Chair of the Board, upon his re-election as an independent director at TransAlta’s annual shareholder meeting. As previously announced, Ambassador Gordon Giffin, the previous Chair of the Board, retired from the Board after serving as Chair since 2011.

Mr. Dielwart has served as an independent director on the Board since 2014, and has served as the Chair of the Governance, Safety and Sustainability Committee. He previously served on the Investment Performance Committee and the Audit, Finance and Risk Committee of the Board. Mr. Dielwart is a founder and director of ARC Resources Ltd. from 1996 to present and served as Chief Executive Officer of ARC Resources Ltd. from 2001 to 2013. Mr. Dielwart earned a Bachelor of Science (Distinction) in Civil Engineering from the University of Calgary, is a member of the Association of Professional Engineers and Geoscientists of Alberta and a Past-Chairman of the Board of Governors of the Canadian Association of Petroleum Producers. Mr. Dielwart is also a director and former Co-Chair of the Calgary and Area Child Advocacy Centre. In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame.

On July 30, 2020, Robert Flexon delivered to the Corporation his resignation from the Board, which is to be effective Aug. 1, 2020. Mr. Flexon recently assumed the role of Chair of the Board of Directors of PG&E Corporation (“PG&E”) and is resigning from the Board due only to the potential for perceived conflicts of interests between PG&E and the Corporation.

Refer to Note 4 of the audited annual 2019 consolidated financial statements within our 2019 Annual Integrated Report and Note 3 of our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2020, for significant events impacting both prior and current year results.

TRANSALTA CORPORATION M6

Management’s Discussion and Analysis

Corporate Strategy
Our corporate strategy continues to focus on investing in a range of clean and renewable technologies such as wind, hydro, solar, battery and thermal (natural gas-fired and cogeneration) that produce electricity for industrial customers and communities to deliver returns to our shareholders. On Sept. 16, 2019, TransAlta announced its Clean Energy Investment Plan to further its strategy and announced near-term objectives on Jan. 16, 2020. During the first half of 2020, the following developments have occurred impacting those objectives:

Successfully execute our coal-to-gas conversions. We continued to advance our coal-to-gas conversion projects. We are on-track to complete the conversion of Sundance Unit 6 in the second half of 2020. The Corporation continues to advance conversion of its Keephills Unit 2 and Unit 3 for completion in 2021 and have issued FNTP for both units. During the first quarter of 2020, we received regulatory approval from the Alberta Utilities Commission for the repowering of Sundance Unit 5 and Keephills Unit 1 into combined cycle units. The Corporation is still waiting for approval from Alberta Environment and Parks. We are on track to issue full notice to proceed in 2021 for Sundance Unit 5, with an expected commercial operation date in 2023.

On July 22, 2020, the Corporation announced that we gave notice to the Alberta Electric System Operator ("AESO") of our intention to retire the currently mothballed coal-fired Sundance Unit 3 effective July 31, 2020. The retirement decision was largely driven by TransAlta’s assessment of future market conditions, the age and condition of the unit and our ability to supply energy and capacity from our generation portfolio in Alberta. This decision advances our transition to 100 per cent clean electricity by 2025. An asset impairment of approximately $69 million ($52 million after-tax) will be recorded in the third quarter of 2020.

During the second quarter of 2020, TransAlta entered into a definitive Purchase and Sale Agreement with respect to the previously announced sale of its 50 per cent interest in the Pioneer Pipeline to NOVA Gas Transmission Ltd. ("NGTL"), a wholly-owned subsidiary of TC Energy (the "Transaction"). The purchase price of $255 million represents both TransAlta's and Tidewater Midstream & Infrastructure Ltd.'s (“Tidewater”) interests. As part of the Transaction, NGTL intends to integrate the Pioneer Pipeline into its natural gas pipeline infrastructure in Alberta. The completion of this Transaction will provide TransAlta with access to NGTL's highly liquid natural gas network and gas trading hubs, a broad and diversified group of gas producers and resource basins, additional flexibility for natural gas delivery to the Corporation's power stations and cash proceeds that can be used to fund the Clean Energy Investment Plan.

As part of the Transaction, TransAlta entered into incremental long-term firm natural gas delivery transportation agreements with NGTL for 275 TJ per day, bringing the total long-term firm natural gas transportation contracts to 400 TJ per day by 2023. TransAlta’s current commitments, including its 139 TJ per day supply arrangement with Tidewater, will remain in place until the closing of the Transaction. The Transaction is subject to customary regulatory approvals, which is anticipated to occur in the second half of 2021.

Expand our renewables fleet. We continue to expand our renewables platform and were able to advance the WindCharger Battery Project and the Windrise Wind Project into construction in early 2020. The following significant developments on our renewables projects occurred during the first half of 2020:
▪WindCharger construction started in late March 2020 after TransAlta put in place the necessary safety procedures to protect the construction team during the COVID-19 pandemic. The project will achieve a commercial operations date ("COD") in August 2020.
▪Construction activities on the Windrise Wind Project continue to advance with all appropriate procedures in place to protect the construction team during the COVID-19 pandemic. The TransAlta project team has modified the construction schedule to reflect a COVID-19 related delay in the delivery of the wind turbine components and plans to complete Windrise construction and commissioning in second half of 2021.
▪The AESO and TransAlta concluded discussions that resulted in an amendment to the Renewable Electricity Support Agreement ("RESA"), which extended the Commencement of Construction Longstop Date, Target COD and COD Longstop Date by twelve months due to probable project delays caused by the COVID-19 pandemic. As a result of the amendment, the Commencement of Construction Longstop Date and Target COD have been extended to June 30, 2022 and the COD Longstop Date1 to Dec. 31, 2023. TransAlta's completion and commissioning of the Windrise Wind Project is expected to occur well within these amended timelines.
▪The Skookumchuck Wind Project remains under construction and TransAlta's option to purchase occurs at the COD. The project owner has notified TransAlta that construction has been delayed due to weather and other factors and, as a result, the project is expected to be completed and reach full COD in the second half of 2020.

1 Capitalized terms as defined within AESO's RESA.

TRANSALTA CORPORATION M7

Management’s Discussion and Analysis

Advance and expand our on-site generation and cogeneration business and expand our presence in the US renewables market. As part of our business strategy, we are focused on growing our on-site generation and cogeneration asset base. On May 19, 2020, we closed the acquisition of a contracted cogeneration asset from two private companies for a purchase price of approximately US$27 million, subject to working capital adjustments. The asset is a 29 MW cogeneration facility ("Ada") in Michigan which is contracted under a long-term power purchase agreement ("PPA") and steam sale agreement for approximately six years with Consumers Energy and Amway. Ada has been included in the North American Gas segment results, which was previously known as the Canadian Gas segment.

The Corporation continues to advance the Kaybob Cogeneration Project with commercial operations scheduled to commence in the second half of 2021; however, the Corporation continues to monitor COVID-19 and market conditions to determine if any adjustments to plans are necessary. During the first half of 2020, we executed agreements for the purchase of the reciprocating engine generator, generator step up transformers, electrical building and switchgear. The project has secured a municipal development permit in March 2020 and Alberta Energy Regulator permit approval in early April 2020.

Growth and coal-to-gas conversion expenditures
TransAlta announced our Clean Energy Investment Plan at our 2019 Investor Day and we now have the activities supporting that plan fully underway. In addition to the $337 million spent on the Big Level and Antrim wind projects and the $105 million spent on the Pioneer Pipeline, the following major projects are in progress and represent our remaining spend under our Clean Energy Investment Plan:

	Total project				Remaining estimated spend in 2020	Target completion date(2)
	Estimated spend			Spent to date(1)			Details
Project
Skookumchuck wind project(3,4)	150	-	160	—	84	H2 2020	Option to purchase a 49 per cent ownership in the 136.8 MW wind project with a 20-year PPA
Windrise wind project(4)	270	-	285	75	170	H2 2021	207 MW wind project with a 20-year Renewable Electricity Support Agreement with AESO
WindCharger battery(4,5)	7	-	8	6	2	H2 2020	10 MW/20 MWh utility-scale storage project
Boiler conversions(6)	120	-	200	37	46	2020 to 2023	Coal-to-gas conversions at Canadian Coal
Repowering	750	-	770	88	25	2023	Repower Sundance Unit 5 to a combined cycle design
Kaybob cogeneration project(4)	105	-	115	30	35	H2 2021	40 MW cogeneration project with SemCAMS under a 13-year fixed price contract
Total	1,402	-	1,538	236	362
(1) Represents cumulative amounts spent as of June 30, 2020.
(2) H2 is defined as the second half of the year.
(3) The estimated spend in 2020 assumes the project will receive tax equity financing for the remainder of the total project spend.
(4) These projects could potentially be dropped down to TransAlta Renewables Inc.
(5) Net of expected government reimbursements.
(6) Total estimated spend includes the Sheerness dual-fuel conversion.

For full details on the Clean Energy Investment Plan, refer to our 2019 annual MD&A within our 2019 Annual Integrated Report.

TRANSALTA CORPORATION M8

Management’s Discussion and Analysis

2020 Financial Outlook
Refer to the 2020 Financial Outlook section in our 2019 annual MD&A within our 2019 Annual Integrated Report for full details on our 2020 Financial Outlook and related assumptions.

The following table outlines our expectations on key financial targets and related assumptions for 2020:

Measure	Target
Comparable EBITDA(1)	$925 million to $1,000 million
FCF(1)	$325 million to $375 million
Dividend	$0.17 per share annualized
(1) These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Discussion of Consolidated Financial Results section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS measures and Non-IFRS Measures section of this MD&A.

Range of key power price assumptions	Original Expectations	Updated Expectations
Market	Power Prices ($/MWh)	Power Prices ($/MWh)
Alberta Spot	$53 to $63	$45 to $53
Mid-C Spot (US$)	$25 to $35	No change

Other assumptions relevant to the 2020 financial outlook
Sustaining capital	$170 million to $200 million	$155 million to $185 million

Our overall performance for the first half of 2020 is in line with expectations. The Corporation is currently tracking to the lower end of the range for comparable EBITDA as we are expecting lower power prices to persist in Alberta given the continuing impacts on demand from COVID-19 and low oil prices, which are expected to continue for the balance of the year. However, the Corporation continues to track to the mid-point of the guidance for FCF provided above, as we have been able to respond with our hedging activities and adjustments in our capital investment plans. Our current forecast includes a reduction in Alberta power demand and expectations of a corresponding drop in the merchant power price from our initial forecasts.

Operations
The following provides updates to our original assumptions included in the 2020 Financial Outlook.

Market Pricing
For the three and six months ended June 30, 2020, the average spot electricity price in Alberta decreased compared to the same periods in 2019. In 2020, a combination of fewer planned outages, strong hydro generation in the Pacific Northwest and demand losses from COVID-19 and low oil prices resulted in lower prices for the first half of 2020 compared with the same period in 2019. For the remainder of 2020, power prices in Alberta remain at risk for being lower than 2019, due to lower demand resulting from the impacts of the COVID-19 pandemic and the collapse in oil prices.

Power prices were significantly lower in the Pacific Northwest in the three and six months ended June 30, 2020 compared to the same periods in 2019, mainly due to extremely high power prices in February and March of 2019 and stronger hydro generation during the second quarter of 2020, which resulted in lower prices compared to the prior year. Pacific Northwest power prices for the remainder of 2020 are at risk of being lower than 2019 if impacts on demand from COVID-19 continue into the summer. Similarly, Ontario power prices are now expected to be lower than 2019 prices due to the impact related to COVID-19.

TRANSALTA CORPORATION M9

Management’s Discussion and Analysis

Energy Marketing
EBITDA from our Energy Marketing segment is affected by prices and volatility in the market, overall strategies adopted, and changes in regulation and legislation. We continuously monitor both the market and our exposure to maximize earnings while still maintaining an acceptable risk profile. Our 2020 EBITDA forecast for Energy Marketing increased from a range of $75 million to $85 million and the segment is now expected to contribute between $85 million to $95 million in gross margin for the year.

Sustaining and Productivity Capital Expenditures
Our estimate for total sustaining and productivity capital is allocated among the following:

Category	Description	Spent to date(1)	Expected spend in 2020
Routine capital(2)	Capital required to maintain our existing generating capacity	16	55	-	65
Planned major maintenance	Regularly scheduled major maintenance	37	95	-	110
Mine capital	Capital related to mining equipment and land purchases	2	5	-	10
Total sustaining capital		55	155	-	185
Productivity capital	Projects to improve power production efficiency and corporate improvement initiatives	1	5	-	10
Total sustaining and productivity capital		56	160	-	195
(1) As at June 30, 2020.
(2) Includes hydro life extension expenditures.

Significant planned major outages at TransAlta's operated units for the remainder of 2020 include the following:
▪One outage for major maintenance at Sundance Unit 6 within our Canadian Coal segment during the third and fourth quarters of 2020. This work will be undertaken in parallel with the coal-to-gas conversion of this unit;
▪Distributed planned maintenance expenditures across the entire hydro fleet; and
▪Distributed expenditures across our wind fleet, focusing on planned component replacements.

Lost production as a result of planned major maintenance, excluding planned major maintenance for US Coal, which is scheduled during a period of dispatch optimization, is estimated as follows for 2020:

	Coal	Gas and renewables	Total	Lost to date(1)
GWh lost	700 - 800	250 - 300	950 - 1,100	284
(1) As at June 30, 2020.

Additional IFRS Measures and Non-IFRS Measures
An additional IFRS measure is a line item, heading or subtotal that is relevant to an understanding of the consolidated financial statements but is not a minimum line item mandated under IFRS, or the presentation of a financial measure that is relevant to an understanding of the consolidated financial statements but is not presented elsewhere in the consolidated financial statements. We have included line items entitled gross margin and operating income (loss) in our Consolidated Statements of Earnings (Loss) for the three and six months ended June 30, 2020 and 2019. Presenting these line items provides management and investors with a measurement of ongoing operating performance that is readily comparable from period to period.

TRANSALTA CORPORATION M10

Management’s Discussion and Analysis

We evaluate our performance and the performance of our business segments using a variety of measures to provide management and investors with an understanding of our financial position and results. Certain financial measures discussed in this MD&A are not defined under IFRS, are not standard measures under IFRS and, therefore, should not be considered in isolation or as an alternative to or to be more meaningful than net earnings attributable to common shareholders or cash flow from operating activities, as determined in accordance with IFRS, when assessing our financial performance or liquidity. These measures may not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Comparable EBITDA, deconsolidated comparable EBITDA, Funds from Operations ("FFO"), deconsolidated FFO, FCF, total net debt, total consolidated net debt, adjusted net debt, deconsolidated net debt and segmented cash flow generated by the business, all as defined below, are non-IFRS measures that are presented in this MD&A. See the Discussion of Consolidated Financial Results, Segmented Comparable Results, Selected Quarterly Information, Key Financial Ratios and Financial Capital sections of this MD&A for additional information, including a reconciliation of such non-IFRS measures to the most comparable IFRS measure.

Discussion of Consolidated Financial Results
Each business segment assumes responsibility for its operating results measured to comparable EBITDA and cash flows generated by the business. Gross margin is also a useful measure as it provides management and investors with a measurement of operating performance that is readily comparable from period to period.

Comparable EBITDA
EBITDA is a widely adopted valuation metric and an important metric for management that represents our core business profitability. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, under comparable EBITDA we reclassify certain transactions to facilitate the discussion of the performance of our business:
▪To be more comparable with other companies in the industry, comparable EBITDA is adjusted to exclude the impact of unrealized mark-to-market gains or losses.
▪Any gains or losses on asset sales or foreign exchange gains or losses are not included as these are not part of operating income.
▪Certain assets we own in Canada are fully contracted and recorded as finance leases under IFRS. We believe it is more appropriate to reflect the payments we receive under the contracts as a capacity payment in our revenues instead of as finance lease income and a decrease in finance lease receivables. We depreciate these assets over their expected lives.
▪We also reclassify the depreciation on our mining equipment from fuel, carbon compliance and purchased power to reflect the actual cash cost of our business in our comparable EBITDA.
▪On the commissioning of the South Hedland facility in July 2017, we prepaid approximately $74 million of electricity transmission and distribution costs. Interest income is recorded on the prepaid funds. We reclassify this interest income as a reduction in the transmission and distribution costs expensed each period to reflect the net cost to the business.
▪Asset impairments (reversals) are removed to calculate comparable EBITDA as these are accounting adjustments that impact depreciation and amortization and do not reflect business performance.

TRANSALTA CORPORATION M11

Management’s Discussion and Analysis

A reconciliation of net earnings (loss) attributable to common shareholders to comparable EBITDA results is set out below:

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Net earnings (loss) attributable to common shareholders	(60)	—	(33)	(65)
Net earnings attributable to non-controlling interests	15	16	22	51
Preferred share dividends	10	10	20	10
Net earnings (loss)	(35)	26	9	(4)
Adjustments to reconcile net income to comparable EBITDA
Income tax expense	(17)	(50)	(15)	(33)
Other losses	—	12	—	12
Foreign exchange (gain) loss	(23)	8	(4)	9
Net interest expense	57	56	119	106
Depreciation and amortization	163	143	319	288
Comparable reclassifications
Decrease in finance lease receivables	4	6	8	12
Mine depreciation included in fuel cost	26	31	54	60
Australian interest income	1	1	2	2
Unrealized mark-to-market (gains) losses	9	(18)	(46)	(16)
Adjustments to earnings to arrive at comparable EBITDA
Asset impairment (reversal)(1)	32	—	(9)	—
Comparable EBITDA	217	215	437	436
(1) The asset impairment (reversal) for the three and six months ended June 30, 2020 of $32 million and $9 million, respectively, relates to changes in the decommissioning and restoration liability at the Centralia mine and Sundance Units 1 & 2 as a result of changes in the discount rates due to volatility in the current market. For further details, refer to the Critical Accounting Estimates section of this MD&A.

Funds from Operations and Free Cash Flow
FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period.

TRANSALTA CORPORATION M12

Management’s Discussion and Analysis

The table below reconciles our cash flow from operating activities to our FFO and FCF:. (

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Cash flow from operating activities	121	258	335	340
Change in non-cash operating working capital balances	30	(110)	(20)	(30)
Cash flow from operations before changes in working capital	151	148	315	310
Adjustments
Decrease in finance lease receivable	4	6	8	12
Other	4	1	8	2
FFO	159	155	331	324
Deduct:
Sustaining capital	(26)	(61)	(55)	(86)
Productivity capital	(1)	(1)	(1)	(3)
Dividends paid on preferred shares(1)	(10)	(10)	(20)	(20)
Distributions paid to subsidiaries’ non-controlling interests	(26)	(27)	(45)	(59)
Payments on lease obligations	(5)	(6)	(10)	(11)
Other	—	(1)	—	(1)
FCF	91	49	200	144
Weighted average number of common shares outstanding in the period	276	284	276	284
FFO per share	0.58	0.55	1.20	1.14
FCF per share	0.33	0.17	0.72	0.51
(1) Dividends paid on preferred shares for the three months ended June 30, 2019 have been adjusted to include dividends payable in the second quarter of 2019.

The table below bridges our comparable EBITDA to our FFO and FCF:

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Comparable EBITDA	217	215	437	436
Provisions and other	10	7	15	11
Interest expense	(45)	(46)	(92)	(88)
Current income tax expense	(12)	(7)	(21)	(14)
Realized foreign exchange gain (loss)	(6)	(2)	9	(7)
Decommissioning and restoration costs settled	(4)	(8)	(8)	(15)
Other cash and non-cash items	(1)	(4)	(9)	1
FFO	159	155	331	324
Deduct:
Sustaining capital	(26)	(61)	(55)	(86)
Productivity capital	(1)	(1)	(1)	(3)
Dividends paid on preferred shares(1)	(10)	(10)	(20)	(20)
Distributions paid to subsidiaries’ non-controlling interests	(26)	(27)	(45)	(59)
Payments on lease obligations	(5)	(6)	(10)	(11)
Other	—	(1)	—	(1)
FCF	91	49	200	144
(1) Dividends paid on preferred shares for the three months ended June 30, 2019 have been adjusted to include dividends payable in the second quarter of 2019.

TRANSALTA CORPORATION M13

Management’s Discussion and Analysis

Segmented Comparable Results
Segmented cash flow generated by the business measures the net cash generated by each of our segments after sustaining and productivity capital expenditures, reclamation costs, payments on lease obligations and provisions. This is the cash flow available to pay our interest and cash taxes, make distributions to our non-controlling partners and pay dividends to our preferred shareholders, grow the business, pay down debt and return capital to our shareholders.

The table below shows the segmented cash flow generated by the business by each of our segments:

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Segmented cash flow(1)
Canadian Coal	21	19	43	60
US Coal	20	11	48	(1)
North American Gas(2)	25	24	54	48
Australian Gas	29	29	57	59
Wind and Solar	57	39	129	105
Hydro	27	32	50	56
Generation segmented cash flow	179	154	381	327
Energy Marketing	30	20	48	44
Corporate(3)	(18)	(30)	(51)	(41)
Total segmented cash flow	191	144	378	330
(1) Segmented cash flow is a non-IFRS measure and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section for further details.
(2) This segment was previously known as the Canadian Gas segment but renamed with the acquisition of the US cogeneration facility in the second quarter of 2020. See the Corporate Strategy section of this MD&A and Note 3 of the interim condensed consolidated financial statements for further details.
(3) Includes gains and losses on the total return swap.

Segmented cash flow generated by the business increased by $47 million and $48 million in the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, mainly due to strong results from our US Coal, North American Gas, Wind and Solar and Energy Marketing segments, partially offset by the planned outage at Canadian Coal in the first quarter of 2020, lower demand impacting our Canadian Coal and Hydro segments and the impact of the realized gains and losses on the total return swap in the Corporate segment. In the six months ended June 30, 2020, we realized a net loss of $8 million from the total return swap on our share-based payment plans, whereas in the same period last year we realized a net gain of $9 million.

TRANSALTA CORPORATION M14

Management’s Discussion and Analysis

Canadian Coal

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Availability (%)	91.3	80.3	90.1	85.7
Contract production (GWh)	1,302	1,424	2,840	3,486
Merchant production (GWh)	849	1,365	2,284	3,022
Total production (GWh)	2,151	2,789	5,124	6,508
Gross installed capacity (MW)(1)	3,229	3,231	3,229	3,231
Revenues	141	186	333	421
Fuel, carbon compliance and purchased power	85	91	206	237
Comparable gross margin	56	95	127	184
Operations, maintenance and administration	33	35	66	68
Taxes, other than income taxes	3	4	7	7
Net other operating income	(10)	(10)	(20)	(20)
Comparable EBITDA	30	66	74	129
Deduct:
Sustaining capital:
Routine capital	3	4	4	7
Mine capital	1	5	2	10
Planned major maintenance	6	29	20	32
Total sustaining capital expenditures	10	38	26	49
Productivity capital	1	1	1	3
Total sustaining and productivity capital	11	39	27	52

Provisions	(8)	—	(8)	1
Payments on lease obligations	3	4	7	8
Decommissioning and restoration costs settled	3	4	5	8
Canadian Coal cash flow	21	19	43	60
(1) 2019 & 2020 - includes 774 MW for Sundance Units 3 and 5, which are temporarily mothballed. In addition, the Keephills 3 and Genesee 3 asset swap resulted in a net 2 MW reduction of capacity that occurred in the fourth quarter of 2019.

Availability for the three and six months ended June 30, 2020, was higher compared to the same periods in 2019, mainly due to lower planned outages.

Production for the three and six months ended June 30, 2020, decreased 638 and 1,384 GWh, respectively, compared to the same periods in 2019. This was largely as a result of curtailments and dispatch optimization resulting in lower merchant production in the coal fleet due to lower demand due to COVID-19 and reduced oil production in the province.

Revenue for the three and six months ended June 30, 2020, decreased by $45 million and $88 million, respectively, compared to the same periods in 2019, mainly due to lower merchant production.

In the three and six months ended June 30, 2020, revenue per MWh of production remained fairly consistent at approximately $66 per MWh and $65 per MWh, respectively, compared with $67 per MWh and $65 per MWh, respectively, for the same periods in 2019, primarily due to higher realized prices as a result of hedges and fixed capacity revenues with lower contracted production.

In the three and six months ended June 30, 2020, fuel, carbon compliance and purchased power costs per MWh of production increased to approximately $40 per MWh for both periods, compared with $33 per MWh and $36 per MWh, respectively, for the same periods in 2019. This increase was partially due to the $7 million increase in the provision for the transmission line loss relating to prior years, representing $3 per MWh and $1 per MWh of fuel, carbon compliance and purchased power costs for the three and six months ended June 30, 2020, respectively (refer to the Other Consolidated Analysis section of this MD&A for further details). Costs per MWh also increased due to higher gas prices and fixed coal costs spread over less volume resulting in increased costs per MWh. Consequently, comparable gross margin per MWh for the three and six months ended June 30, 2020, was $8 per MWh and $4 per MWh lower, respectively, compared with the same periods in 2019.

TRANSALTA CORPORATION M15

Management’s Discussion and Analysis

We continued to co-fire with natural gas, when economical. Natural gas combustion produces fewer GHG emissions than coal combustion, which lowers our overall fuel and GHG compliance costs.

OM&A costs for the three and six months ended June 30, 2020, were $2 million lower in both periods compared with the same periods in 2019, due to strong cost controls.

Comparable EBITDA for the three and six months ended June 30, 2020, decreased $36 million and $55 million, respectively, compared to the same periods in 2019. This largely reflects the weaker power demand conditions driving lower Alberta wholesale power prices and resulting in lower merchant production as well as the increase to the transmission line loss provision.

For the three and six months ended June 30, 2020, sustaining and productivity capital expenditures decreased by $28 million and $25 million, respectively, compared to the same periods in 2019, mainly due to less planned major maintenance outages in the first half of 2020. In 2019, there were more planned major outages, while during 2020 there was only the one planned outage for the dual-fuel conversion at the Sheerness plant.

Canadian Coal's cash flow for the three months ended June 30, 2020, increased by $2 million compared to the same period in 2019, mainly due to lower sustaining capital spend offsetting the reduction in comparable EBITDA. For the six months ended June 30, 2020, cash flow decreased by $17 million, compared to the same period in 2019, mainly due to lower merchant production and pricing, partially offset by lower sustaining capital expenditures.

US Coal

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Availability (%)	44.6	35.2	60.4	55.9
Adjusted availability (%)(1)	79.1	73.6	86.1	75.2
Contract sales volume (GWh)	829	830	1,659	1,650
Merchant sales volume (GWh)	—	397	1,271	2,571
Purchased power (GWh)	(829)	(881)	(1,824)	(1,850)
Total production (GWh)	—	346	1,106	2,371
Gross installed capacity (MW)	1,340	1,340	1,340	1,340
Revenues	61	72	179	231
Fuel and purchased power	17	34	85	188
Comparable gross margin	44	38	94	43
Operations, maintenance and administration	15	18	31	32
Taxes, other than income taxes	2	1	3	2
Comparable EBITDA	27	19	60	9
Deduct:
Sustaining capital:
Routine capital	1	1	2	1
Planned major maintenance	5	4	7	4
Total sustaining capital expenditures	6	5	9	5

Decommissioning and restoration costs settled	1	3	3	5
US Coal cash flow	20	11	48	(1)
(1) Adjusted for dispatch optimization.

Adjusted availability for the three months ended June 30, 2020, increased compared to the same period in 2019 due to lower planned outages and increased dispatch optimization. Adjusted availability for the six months ended June 30, 2020, increased compared to the same period in 2019 due to lower derates in 2020. In the first quarter of 2019, Centralia operated with a derate due to blocked precipitator hoppers.

TRANSALTA CORPORATION M16

Management’s Discussion and Analysis

There was no production in the three months ended June 30, 2020, compared to 346 GWh of production in the same period in 2019, due to units undergoing planned maintenance and remaining on reserve shutdown during the quarter. Production decreased by 1,265 GWh in the six months ended June 30, 2020, compared to the same period in 2019, due mainly to lower merchant pricing in the first quarter of 2020 and timing of dispatch optimization. In 2019, both Centralia units remained in service into April due to higher prices in the Pacific Northwest, whereas in 2020, due to seasonally lower prices, both Centralia units were taken out of service throughout February and March and for the entire second quarter of 2020.

OM&A costs for the three months ended June 30, 2020, were $3 million lower compared with the same period in 2019, mainly due to the units remaining on reserve shutdown. OM&A costs for the six months ended June 30, 2020, were consistent with the same period in 2019 and in line with expectations.

Comparable EBITDA returned to normalized levels in 2020 and for the three months ended June 30, 2020, increased by $8 million compared to the same period in 2019, primarily due to low priced power purchases and favourable foreign exchange rates. For the six months ended June 30, 2020, comparable EBITDA increased by $51 million compared to the same period in 2019, primarily due to the impacts of an isolated and extreme pricing event in March 2019 during which Centralia was unable to commit one of its units to physical production for day-ahead supply due to an unplanned forced outage repair. In addition, comparable EBITDA in the first half of 2020 benefited from low priced power purchases and the strengthening of the US dollar relative to the Canadian dollar.

For the three and six months ended June 30, 2020, sustaining capital expenditures were $1 million and $4 million higher, respectively, than the same periods in 2019, mainly due to increased planned outage work in 2020 during the reserve shutdown.

US Coal's cash flow for the three and six months ended June 30, 2020, increased by $9 million and $49 million, respectively, compared to the the same periods in 2019, mainly due to higher comparable EBITDA, partially offset by higher sustaining capital spend.

North American Gas(1)

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Availability (%)	95.8	89.2	98.6	94.3
Contract production (GWh)	452	423	909	860
Merchant production (GWh)(2)	(51)	(59)	(51)	100
Total production (GWh)	401	364	858	960
Gross installed capacity (MW)(3)	974	945	974	945
Revenues	53	55	109	127
Fuel and purchased power	14	12	28	43
Comparable gross margin	39	43	81	84
Operations, maintenance and administration	12	11	24	22
Taxes, other than income taxes	—	1	1	1
Comparable EBITDA	27	31	56	61
Deduct:
Sustaining capital:
Routine capital	2	3	2	8
Planned major maintenance	—	4	—	5
Total sustaining capital expenditures	2	7	2	13

North American Gas cash flow	25	24	54	48
(1) This segment was previously known as the Canadian Gas segment but was renamed with the acquisition of the Ada facility in the second quarter of 2020. See the Corporate Strategy section of this MD&A and Note 3 of the interim condensed consolidated financial statements for further details.
(2) Includes purchased power, which is used for dispatch optimization, when economical.
(3) 2020 includes 29 MW for the acquisition of the Ada facility in the second quarter of 2020. Both years include production capacity for the Fort Saskatchewan facility, which prior to November 2019 was accounted for as a finance lease and include the portion we own of the Poplar Creek facility as a part of gross capacity measures.

TRANSALTA CORPORATION M17

Management’s Discussion and Analysis

Availability for the three and six months ended June 30, 2020, increased compared to the same periods in 2019, primarily due to lower planned and unplanned outages at our Sarnia and Ottawa facilities.

Production for the three months ended June 30, 2020, increased by 37 GWh compared to the same period in 2019, mainly due to the new Ada facility and higher customer demand partially offset by lower market demand for our Sarnia facility. Production for the six months ended June 30, 2020, decreased by 102 GWh compared to the same period in 2019, mainly due to lower Ontario market demand in the first quarter of 2020, which was partially offset by the new Ada facility. Due to the nature of our contracts, changes in production do not have a significant financial impact as our contracts are structured as capacity payments with customer supplied fuel or a passthrough of fuel costs.

OM&A costs for the three and six months ended June 30, 2020, were $1 million and $2 million higher, respectively, compared with the same periods in 2019, due to the renegotiation of the Fort Saskatchewan maintenance agreement, where we no longer have pass-through provisions.

Comparable EBITDA for the three and six months ended June 30, 2020, decreased by $4 million and $5 million, respectively, compared with the same periods in 2019, due to lower power prices in Alberta and Ontario.

Sustaining capital expenditures for the three and six months ended June 30, 2020, decreased by $5 million and $11 million, respectively, compared with the same periods in 2019, mainly due to lower planned outages.

North American Gas' cash flow for the three and six months ended June 30, 2020, increased by $1 million and $6 million, respectively, compared to the the same periods in 2019, as lower capital expenditures were partially offset by lower comparable EBITDA.

Australian Gas

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Availability (%)	94.3	90.6	93.1	86.0
Contract production (GWh)	448	453	919	919
Gross installed capacity (MW)	450	450	450	450
Revenues	39	40	78	81
Fuel and purchased power	1	1	3	2
Comparable gross margin	38	39	75	79
Operations, maintenance and administration	9	8	16	18
Comparable EBITDA	29	31	59	61
Deduct:
Sustaining capital:
Planned major maintenance	—	2	2	2
Total sustaining capital expenditures	—	2	2	2

Australian Gas cash flow	29	29	57	59

Availability for the three and six months ended June 30, 2020, increased compared to the same periods in 2019, mainly due to unplanned outages in 2019.

Production for the three and six months ended June 30, 2020, was consistent with the same periods in 2019. Due to the nature of our contracts, changes in production do not have a significant financial impact as our contracts are structured as capacity payments with customer supplied fuel or a passthrough of fuel costs.

Comparable EBITDA for the three and six months ended June 30, 2020, decreased by $2 million for both periods compared with the same periods in 2019, mainly due to the weakening of the Australian dollar relative to the Canadian dollar.

Sustaining capital expenditures for the three months ended June 30, 2020, were $2 million lower than the same period in 2019, mainly due to planned major maintenance at our Southern Cross facility. For the six months ended June 30, 2020, sustaining capital expenditures were consistent with the same period in 2019, which was in line with expectations.

TRANSALTA CORPORATION M18

Management’s Discussion and Analysis

Australian Gas' cash flow for the three months ended June 30, 2020, was consistent with the same period in 2019, and for the six months ended June 30, 2020, cash flow decreased by $2 million, mainly due to the weakening of the Australian dollar relative to the Canadian dollar.

Wind and Solar

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Availability (%)	96.3	95.2	95.8	95.1
Contract production (GWh)	677	518	1,472	1,275
Merchant production (GWh)	260	190	601	404
Total production (GWh)	937	708	2,073	1,679
Gross installed capacity (MW)(1)	1,495	1,382	1,495	1,382
Revenues	80	61	174	148
Fuel and purchased power	4	3	9	7
Comparable gross margin	76	58	165	141
Operations, maintenance and administration	13	13	26	25
Taxes, other than income taxes	2	2	4	4
Net other operating income	—	(4)	—	(4)
Comparable EBITDA	61	47	135	116
Deduct:
Sustaining capital:
Planned major maintenance	3	3	5	5
Total sustaining capital expenditures	3	3	5	5

Payments on lease obligations	1	1	1	1
Decommissioning and restoration costs settled	—	—	—	1
Other	—	4	—	4
Wind and Solar cash flow	57	39	129	105
(1) The 2020 gross installed capacity includes the addition of Big Level and Antrim in late December, partially offset by the reduction of wind turbines due to tower fires at Wyoming Wind and Summerview.

Availability for the three and six months ended June 30, 2020, increased compared to the same periods in 2019, due to lower planned and unplanned outages.

Production for the three and six months ended June 30, 2020, increased by 229 GWh and 394 GWh, respectively, compared to the same periods in 2019, mainly due to the Big Level and Antrim wind facilities commencing commercial operations in December 2019, higher wind resources and higher availability.

Comparable EBITDA for the three and six months ended June 30, 2020, increased by $14 million and $19 million, respectively, compared with the same periods in 2019, primarily due to higher production related to the Big Level and Antrim wind facilities, which were commissioned in December of 2019, partially offset by insurance proceeds received in 2019.

Sustaining capital expenditures for the three and six months ended June 30, 2020, were consistent with the same periods in 2019, which was expected.

Wind and Solar's cash flow for the three and six months ended June 30, 2020, increased by $18 million and $24 million, respectively, compared to the the same periods in 2019, mainly due to higher comparable EBITDA.

TRANSALTA CORPORATION M19

Management’s Discussion and Analysis

Hydro

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Production
Energy contracted
Alberta Hydro PPA assets (GWh)(1)	508	417	814	735
Other hydro energy (GWh)(1)	135	133	167	160
Energy merchant
Other hydro energy (GWh)	26	25	31	28
Total energy production (GWh)	669	575	1,012	923
Ancillary service volumes (GWh)(2)	717	788	1,589	1,569
Gross installed capacity (MW)	925	926	925	926
Revenues
Alberta Hydro PPA assets energy	16	27	40	56
Alberta Hydro PPA assets ancillary	8	28	44	57
Capacity payments received under Alberta Hydro PPA(3)	15	14	30	28
Other revenue(4)	17	18	23	23
Total gross revenues	56	87	137	164
Net payment relating to Alberta Hydro PPA(5)	(14)	(38)	(57)	(78)
Revenues	42	49	80	86

Fuel and purchased power	2	2	4	3
Comparable gross margin	40	47	76	83
Operations, maintenance and administration	10	10	19	18
Taxes, other than income taxes	1	—	2	1
Comparable EBITDA	29	37	55	64
Deduct:
Sustaining capital:
Routine capital	1	1	2	2
Planned major maintenance	1	3	3	5
Total sustaining capital expenditures	2	4	5	7

Decommissioning and restoration costs settled	—	1	—	1
Hydro cash flow	27	32	50	56
(1) Alberta Hydro PPA assets include 13 hydro facilities on the Bow and North Saskatchewan river systems included under the PPA legislation. Other hydro facilities include our hydro facilities in BC, Ontario and the hydro facilities in Alberta not included in the legislated PPA.
(2) Ancillary Services as described in the AESO Consolidated Authoritative Document Glossary.
(3) Capacity payments include the annual capacity charge as described in the Power Purchase Arrangements Determination Regulation AR 175/2000, available from Alberta Queen's Printer. The Alberta Hydro PPA expires on Dec. 31, 2020.
(4) Other revenue includes revenues from our non-PPA hydro facilities, our transmission business and other contractual arrangements including the flood mitigation agreement with the Alberta government and black start services.
(5) The net payment relating to the Alberta Hydro PPA represents the Corporation's financial obligations for notional amounts of energy and Ancillary Services in accordance with the Alberta Hydro PPA which expires on Dec. 31, 2020.

Production for the three and six months ended June 30, 2020, increased by 94 GWh and 89 GWh, respectively, compared to the same periods in 2019, mainly due to by higher water resources.

Total gross revenues for the three and six months ended June 30, 2020, decreased by $31 million and $27 million, respectively, compared to the same periods in 2019, as lower energy and ancillary services revenues were impacted by lower Alberta pricing, which was partially offset by higher production.

TRANSALTA CORPORATION M20

Management’s Discussion and Analysis

In the three and six months ended June 30, 2020, Alberta Hydro PPA assets energy revenue per MWh of production decreased to approximately $31 per MWh and $49 per MWh, respectively, compared with $65 per MWh and $76 per MWh, respectively, for the same periods in 2019. Similarly, in the three and six months ended June 30, 2020, Alberta Hydro PPA assets ancillary revenue per MWh of production decreased to approximately $11 per MWh and $28 per MWh, respectively, compared with $36 per MWh for both periods in 2019. Lower realized prices are primarily due to the market conditions in Alberta in 2020, for further discussion on the market conditions and pricing, refer to the 2020 Financial Outlook section of this MD&A.

Comparable EBITDA for the three and six months ended June 30, 2020, decreased by $8 million and $9 million, respectively, compared with the same periods in 2019, as lower energy and ancillary services revenues were impacted by lower Alberta pricing, which was partially offset by higher production.

Sustaining capital expenditures for the three and six months ended June 30, 2020, decreased by $2 million for both periods, compared with the same periods in 2019, due to lower planned outages.

Hydro's cash flow for the three and six months ended June 30, 2020, decreased by $5 million and $6 million, respectively, compared with the same periods in 2019, mainly due to lower comparable EBITDA partially offset by lower sustaining capital expenditures.

Energy Marketing

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Revenues and comparable gross margin	34	21	56	49
Operations, maintenance and administration	6	8	15	17
Comparable EBITDA	28	13	41	32
Deduct:
Provisions and other	(2)	(7)	(7)	(12)
Energy Marketing cash flow	30	20	48	44

Comparable EBITDA for the three and six months ended June 30, 2020, increased by $15 million and $9 million, respectively, compared to the same periods in 2019. Results were primarily attained from short-term strategies across various geographic regions in both the power and natural gas markets.

Energy Marketing's cash flow for the three and six months ended June 30, 2020, increased by $10 million and $4 million, respectively, compared to the the same periods in 2019, mainly due to higher comparable EBITDA.

Corporate

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Operations, maintenance, and administration	14	27	43	34
Net other operating loss	—	2	—	2
Comparable EBITDA	(14)	(29)	(43)	(36)
Deduct:
Sustaining capital:
Routine capital	3	2	6	5
Total sustaining capital expenditures	3	2	6	5

Payments on lease obligations	1	1	2	2
Other	—	(2)	—	(2)
Corporate cash flow	(18)	(30)	(51)	(41)

Our Corporate overhead costs for the three months ended June 30, 2020, decreased by $15 million and for the six months ended June 30, 2020, increased by $7 million compared to the same periods in 2019. These changes were primarily due to realized gains and losses from the total return swap. A portion of the settlement cost of our share-based payment plans is fixed by entering into total return swaps, which are cash settled every quarter.

TRANSALTA CORPORATION M21

Management’s Discussion and Analysis

	3 months ended June 30		6 months ended June 30
Supplemental disclosure	2020	2019	2020	2019
Corporate cash flow	(18)	(30)	(51)	(41)
Total return swap (gains) losses	(3)	4	8	(9)
Adjusted Corporate cash flow	(21)	(26)	(43)	(50)

Excluding the impact of the total return swap, Corporate costs for the three and six months ended June 30, 2020 have decreased by $5 million and $7 million, respectively, mainly due to lower legal and labour costs.

Selected Quarterly Information
Our results are seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are often incurred in the spring and fall when electricity prices are expected to be lower, as electricity prices generally increase in the peak winter and summer months in our main markets due to increased heating and cooling loads. Margins are also typically impacted in the second quarter due to the volume of hydro production resulting from spring runoff and rainfall in the Pacific Northwest, which impacts production at US Coal. Typically, hydro facilities generate most of their electricity and revenues during the spring months when melting snow starts feeding watersheds and rivers. Inversely, wind speeds are historically greater during the cold winter months and lower in the warm summer months.

	Q3 2019	Q4 2019	Q1 2020	Q2 2020

Revenues	593	609	606	437
Comparable EBITDA	305	243	220	217
FFO	244	189	172	159
Net earnings (loss) attributable to common shareholders	51	66	27	(60)
Net earnings (loss) per share attributable to common shareholders, basic and diluted(1)	0.18	0.24	0.10	(0.22)

	Q3 2018	Q4 2018	Q1 2019	Q2 2019

Revenues	593	622	648	497
Comparable EBITDA	252	265	221	215
FFO	204	217	169	155
Net earnings (loss) attributable to common shareholders	(86)	(122)	(65)	—
Net earnings (loss) per share attributable to common shareholders, basic and diluted(1)	(0.30)	(0.43)	(0.23)	—
(1) Basic and diluted earnings per share attributable to common shareholders and comparable earnings per share are calculated each period using the weighted average common shares outstanding during the period. As a result, the sum of the earnings per share for the four quarters making up the calendar year may sometimes differ from the annual earnings per share.

Reported net earnings, comparable EBITDA and FFO are generally higher in the first and fourth quarters due to higher demand associated with the cold winter months in the markets in which we operate and lower planned outages.

Net earnings attributable to common shareholders has also been impacted by the following variations and events:
▪Revenues declined due to weaker market conditions in the first and second quarters of 2020 as a result of COVID-19 and low oil prices;
▪Significant foreign exchange losses in the first quarter of 2020 and foreign exchange gains in the second quarter of 2020;
▪Gains relating to the Keephills 3 and Genesee 3 swap in the fourth quarter of 2019;
▪Effects of asset impairments and reversals during the first and second quarters of 2020 (due to changes in discount rates), third and fourth quarters of 2019 and asset impairments during the third and fourth quarters of 2018;
▪Effects of changes in useful lives of certain assets during the third quarter of 2019;
▪Change in income tax rates in Alberta in the second quarter of 2019;
▪Lower scheduled payments commencing in January 2019 from the Poplar Creek finance lease; and
▪Recognition of the $56 million received on winning the arbitration against the Balancing Pool in the third quarter of 2019.

TRANSALTA CORPORATION M22

Management’s Discussion and Analysis

Key Financial Ratios

The methodologies and ratios used by rating agencies to assess our credit rating are not publicly disclosed. We have developed our own definitions of ratios and targets to help evaluate the strength of our financial position. These metrics and ratios are not defined and have no standardized meaning under IFRS and may not be comparable to those used by other entities or by rating agencies.

Funds from Operations before Interest to Adjusted Interest Coverage

For the twelve months ended	June 30, 2020	Dec. 31, 2019
FFO(1)	764	757
Less: PPA Termination Payments	(56)	(56)
Add: Interest on debt, exchangeable securities and leases, net of interest income and capitalized interest	177	166
FFO before interest	885	867
Interest on debt, exchangeable securities and leases, net of interest income	183	172
Add: 50 per cent of dividends paid on preferred shares	20	20
Adjusted interest	203	192
FFO before interest to adjusted interest coverage (times)	4.4	4.5
(1) See the Discussion of Consolidated Financial Results section in this MD&A for the reconciliation of cash flow from operating activities to FFO for the six months ended June 30, 2020 and 2019. These amounts are used to calculate the twelve months ended FFO by taking the current year-to-date FFO plus the 2019 FFO minus the prior year-to-date FFO. See also the IFRS Measures and Non-IFRS Measures section for further details.

Our target for FFO before interest to adjusted interest coverage is four to five times. While both periods are within our target range, the ratio decreased slightly in 2020 compared to 2019, mainly due to higher adjusted interest.

Adjusted FFO to Adjusted Net Debt

As at	June 30, 2020	Dec. 31, 2019
FFO(1, 2)	764	757
Less: PPA Termination Payments(1)	(56)	(56)
Less: 50 per cent of dividends paid on preferred shares(1)	(20)	(20)
Adjusted FFO(1)	688	681
Period-end long-term debt(3)	3,113	3,212
Exchangeable securities	328	326
Less: Cash and cash equivalents	(257)	(411)
Less: Principal portion of TransAlta OCP restricted cash	—	(10)
Add: 50 per cent of issued preferred shares	471	471
Fair value asset of hedging instruments on debt(4)	(16)	(7)
Adjusted net debt	3,639	3,581
Adjusted FFO to adjusted net debt (%)	18.9	19.0
(1) Last 12 months.
(2) Refer to the Discussion of Consolidated Financial Results section of this MD&A for the the reconciliation of cash flow from operating activities to FFO for the six months ended June 30, 2020 and 2019. These amounts are used to calculate the twelve months ended FFO by taking the current year-to-date FFO plus the 2019 FFO minus the prior year-to-date FFO. See also the IFRS Measures and Non-IFRS Measures section for further details.
(3) Includes lease obligations and tax equity financing.
(4) Included in risk management assets and/or liabilities on the consolidated financial statements as at June 30, 2020 and Dec. 31, 2019.

Our target range for adjusted FFO to adjusted net debt is 20 to 25 per cent. Our adjusted FFO to adjusted net debt declined due to higher adjusted net debt compared with 2019.

TRANSALTA CORPORATION M23

Management’s Discussion and Analysis

Adjusted Net Debt to Comparable EBITDA

As at	June 30, 2020	Dec. 31, 2019
Adjusted net debt	3,639	3,581
Comparable EBITDA(1)	985	984
Less: PPA Termination Payments(1)	(56)	(56)
Adjusted comparable EBITDA(1)	929	928
Adjusted net debt to adjusted comparable EBITDA (times)	3.9	3.9
(1) Last 12 months.

Our target for adjusted net debt to comparable EBITDA is 3.0 to 3.5 times. Our adjusted net debt to comparable EBITDA ratio was consistent with 2019, which was expected.

Deconsolidated Net Debt to Deconsolidated Comparable EBITDA
In addition to reviewing fully consolidated ratios and results, management reviews net debt to adjusted comparable EBITDA on a deconsolidated basis to highlight TransAlta's financial flexibility, balance sheet strength and leverage excluding the portion of TransAlta Renewables and TA Cogen that are not owned by TransAlta. These metrics and ratios are not defined under IFRS, and may not be comparable to those used by other entities or by rating agencies. See also the IFRS Measures and Non-IFRS Measures section of this MD&A for further details.

As at	June 30, 2020	Dec. 31, 2019
Period-end long-term debt(1)	3,113	3,212
Exchangeable securities	328	326
Less: Cash and cash equivalents	(257)	(411)
Add: TransAlta Renewables cash and cash equivalents(2)	29	63
Less: Principal portion of TransAlta OCP restricted cash	—	(10)
Add: 50 per cent of issued preferred shares	471	471
Less: Fair value asset of hedging instruments on debt(3)	(16)	(7)
Less: TransAlta Renewables long-term debt	(825)	(961)
Less: US tax equity financing(4)	(145)	(145)
Deconsolidated net debt	2,698	2,538
Comparable EBITDA(5)	985	984
Less: PPA Termination Payments(5)	(56)	(56)
Less: TransAlta Renewables comparable EBITDA(5)	(444)	(438)
Less: TA Cogen comparable EBITDA(5)	(60)	(80)
Add: Dividend from TransAlta Renewables(5)	151	151
Add: Dividend from TA Cogen(5)	20	37
Deconsolidated comparable EBITDA (5)	596	598
Deconsolidated net debt to deconsolidated comparable EBITDA(5) (times)	4.5	4.2
(1) Includes lease obligations and tax equity financing.
(2) In the second quarter of 2020, we adjusted the calculation to remove the portion of cash relating to TransAlta Renewables' cash and cash equivalents to reflect deconsolidated cash. Prior periods have also been updated.
(3) Included in risk management assets and/or liabilities on the consolidated financial statements as at June 30, 2020 and Dec. 31, 2019.
(4) Relates to assets where TransAlta Renewables has economic interests.
(5) Last 12 months.

Our target for deconsolidated net debt to deconsolidated comparable EBITDA is 2.5 to 3.0 times. Our deconsolidated net debt to deconsolidated comparable EBITDA ratio increased compared with 2019, mainly as a result of lower cash balances and foreign exchange impacts on our US-denominated debt.

TRANSALTA CORPORATION M24

Management’s Discussion and Analysis

Deconsolidated FFO
The Corporation has a dividend policy that aims to return 10 to 15 per cent of TransAlta's deconsolidated FFO to shareholders as it aligns shareholder returns to the assets held directly at TransAlta. This metric is not defined and has no standardized meaning under IFRS, and may not be comparable to those used by other entities or by rating agencies. See also the IFRS Measures and Non-IFRS Measures section of this MD&A for further details.

	3 months ended June 30, 2020			3 months ended June 30, 2019
	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated
Cash flow from operating activities	121	71		258	52
Change in non-cash operating working capital balances	30	(5)		(110)	19
Cash flow from operations before changes in working capital	151	66		148	71
Adjustments:
Decrease in finance lease receivable	4	—		6	—
Finance and interest income - economic interests	—	(10)		—	(13)
Adjusted FFO - economic interests	—	42		—	36
Other	4	—		1	—
FFO	159	98	61	155	94	61
Dividend from TransAlta Renewables			37			37
Distributions to TA Cogen's Partner			(3)			(6)
Deconsolidated TransAlta FFO			95			92

	6 months ended June 30, 2020			6 months ended June 30, 2019
	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated	TransAlta Consolidated	TransAlta Renewables	TransAlta Deconsolidated
Cash flow from operating activities	335	153		340	183
Change in non-cash operating working capital balances	(20)	(23)		(30)	(22)
Cash flow from operations before changes in working capital	315	130		310	161
Adjustments:
Decrease in finance lease receivable	8	—		12	—
Finance and interest income - economic interests	—	(18)		—	(39)
Adjusted FFO - economic interests	—	82		—	73
Other	8	—		2	—
FFO	331	194	137	324	195	129
Dividend from TransAlta Renewables			75			75
Distributions to TA Cogen's Partner			(4)			(21)
Deconsolidated TransAlta FFO			208			183

TRANSALTA CORPORATION M25

Management’s Discussion and Analysis

Financial Position
The following table provides a summary of account balances derived from the unaudited interim condensed consolidated statements of financial position as at June 30, 2020 and Dec. 31, 2019:

As at	June 30, 2020	Dec. 31, 2019	Increase (decrease)
Assets
Cash and cash equivalents	257	411	(154)
Trade and other receivables	428	462	(34)
Inventory	297	251	46
Risk management assets (current and long-term)	939	806	133
Assets held for sale	97	—	97
Property, plant, and equipment, net	5,936	6,207	(271)
Intangible assets	341	318	23
Others(1)	1,075	1,053	22
Total assets	9,370	9,508	(138)

Liabilities and equity
Credit facilities, long-term debt and lease obligations (current and long-term)	3,113	3,212	(99)
Decommissioning and other provisions (current and long-term)	528	546	(18)
Risk management liabilities (current and long-term)	165	110	55
Equity attributable to shareholders	2,923	2,961	(38)
Others(2)	2,641	2,679	(38)
Total liabilities and equity	9,370	9,508	(138)
(1) Includes restricted cash, prepaid expenses, long-term portion of finance lease receivables, right of use assets, goodwill, deferred income tax assets and other assets.
(2) Includes accounts payable and accrued liabilities, income taxes payable, dividends payable, exchangeable securities, contract liabilities, defined benefit obligation and other long-term liabilities, deferred income tax liabilities and non-controlling interests.

Significant changes in TransAlta's unaudited interim condensed consolidated statements of financial position were as follows:
▪See the cash flow section of this MD&A for details on the change in cash during the period.
▪Trade and other receivables decreased largely due to lower collateral payments and timing of customer receipts.
▪Inventory increased mainly due to higher tonnes of coal at Centralia resulting from dispatch optimization beginning as early as February in 2020 ($34 million) as well as higher emission credits inventory ($15 million).
▪Risk management assets, net of liabilities increased primarily due to changes in market prices and foreign exchange rates, partially offset by contract settlements.
▪Assets held for sale relate to the sale of the Pioneer Pipeline (refer to the Corporate Strategy section of this MD&A for further details).
▪Property, plant and equipment ("PP&E") decreased due to depreciation ($336 million) and revisions to decommissioning provisions as a result of changes in discount rates ($41 million), which was partially offset by additions ($147 million) relating to assets under construction for the coal-to-gas conversions, the Windrise wind facility, the Kaybob cogeneration facility, land and planned major maintenance expenditures. Our PP&E was also impacted significantly due to changes in foreign exchange rates ($54 million).
▪Intangible assets increased due to the Ada acquisition ($37 million) and additions ($5 million), partially offset by depreciation ($23 million).
▪Credit facilities, long-term debt and lease obligations decreased due to lower drawings on the credit facilities ($109 million) and debt repayments ($44 million), partially offset by changes in outstanding balances as a result of the strengthening of the US dollar ($50 million).
▪Decommissioning and other provisions have decreased mainly due to changes in discount rates ($50 million), partially offset by accretion ($15 million) and the strengthening of the US dollar ($13 million).
▪Equity attributable to shareholders decreased mainly due to common and preferred share dividend payments ($43 million), the share repurchases under the NCIB ($21 million) and the effect of share-based payment plans ($14 million), partially offset by net gains on translating net assets of foreign operations ($44 million).

TRANSALTA CORPORATION M26

Management’s Discussion and Analysis

Cash Flows
The following reconciles TransAlta's opening cash and cash equivalents to closing cash and cash equivalents:

	6 months ended June 30		Increase (decrease)
	2020	2019
Cash and cash equivalents, beginning of period	411	89	322
Provided by (used in):
Operating activities	335	340	(5)
Investing activities	(204)	(230)	26
Financing activities	(290)	10	(300)
Translation of foreign currency cash	5	(1)	6
Cash and cash equivalents, end of period	257	208	49

Cash provided by operating activities for the six months ended June 30, 2020, was consistent with the same period in 2019.

Cash used in investing activities for the six months ended June 30, 2020, decreased compared with the same period in 2019, largely due to:
▪less cash spent on acquisitions, in 2020 TransAlta acquired Ada ($37 million) whereas in 2019, we acquired Antrim ($32 million) and the Pioneer Pipeline ($83 million);
▪Offset by lower changes in our restricted cash ($19 million) and lower non-cash working capital related to the timing of construction payables for the assets under construction ($24 million).

Cash from financing activities for the six months ended June 30, 2020, decreased compared with the same period in 2019, largely due to:
▪$350 million was provided in 2019 on issuance of the exchangeable securities;
▪Offset by lower debt repayments ($40 million) as a result of lower payments on the credit facilities ($30 million) and lower scheduled principal repayments on project debt ($10 million); and
▪$14 million in lower distributions paid to the non-controlling shareholders.

TRANSALTA CORPORATION M27

Management’s Discussion and Analysis

Financial Capital
Capital Structure
Our capital structure consists of the following components as shown below:

As at	June 30, 2020		Dec. 31, 2019
	$	%	$	%
TransAlta Corporation
Recourse debt - CAD debentures	648	9	647	9
Recourse debt - US senior notes	949	13	905	13
Exchangeable securities	328	5	326	5
Other	8	—	9	—
Less: cash and cash equivalents	(228)	(3)	(348)	(5)
Less: principal portion of restricted cash on TransAlta OCP	—	—	(10)	—
Less: fair value asset of economic hedging instruments on debt	(16)	(1)	(7)	—
Net recourse debt, excluding US tax equity financing	1,689	23	1,522	22
US tax equity financing	145	2	145	2
Non-recourse debt	413	6	426	6
Lease obligations	125	2	119	2
Total net debt - TransAlta Corporation	2,372	33	2,212	32
TransAlta Renewables
Credit facility	111	1	220	3
Less: cash and cash equivalents	(29)	—	(63)	(1)
Net recourse debt	82	1	157	2
Non-recourse debt	692	10	718	10
Lease obligations	22	—	23	—
Total net debt - TransAlta Renewables	796	11	898	12
Total consolidated net debt	3,168	44	3,110	44
Non-controlling interests	1,068	15	1,101	15
Equity attributable to shareholders
Common shares	2,944	41	2,978	42
Preferred shares	942	13	942	13
Contributed surplus, deficit and accumulated other comprehensive income	(963)	(13)	(959)	(14)
Total capital	7,159	100	7,172	100

The Corporation continues to maintain a strong financial position in part due to our long-term contracts and hedged positions. The Corporation is scheduled to receive $400 million from the second tranche of financing from the Brookfield investment in the fourth quarter of 2020 and we have access to additional capital through potential project financing of existing assets that are currently unencumbered. Between 2020 and 2022, we have $1,197 million of debt maturing, comprised of approximately $947 million of recourse debt, with the balance mainly related to scheduled non-recourse debt repayments. For the debt maturing in 2020, we expect to utilize our existing cash and credit facilities and we expect to refinance the debt maturing in 2022. We currently have access to $1.6 billion in liquidity including $257 million in cash and cash equivalents.

TRANSALTA CORPORATION M28

Management’s Discussion and Analysis

The Corporation's credit facilities are summarized in the table below:

As at June 30, 2020	Facility size	Utilized		Available capacity	Maturity date
		Outstanding letters of credit(1)	Actual drawings
TransAlta Corporation
Committed syndicated bank facility (2)	1,250	393	—	857	Q2 2023
Canadian committed bilateral credit facilities(3)	240	233	—	7	Q2 2022

TransAlta Renewables
Committed credit facility(2)	700	92	110	498	Q2 2023
Total	2,190	718	110	1,362
(1) We have obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. At June 30, 2020, we provided cash collateral of $15 million.
(2) TransAlta has letters of credit of $110 million and TransAlta Renewables has letters of credit of $91 million issued from uncommitted demand facilities, these obligations are backstopped and reduce the available capacity on the committed credit facilities.
(3) One of the bilateral $80 million credit facilities has a maturity date of Q2 2021.

The strengthening of the US dollar has increased our long-term debt balances by $50 million as at June 30, 2020. Almost all our US-denominated debt is hedged either through financial contracts or net investments in our US operations. During the period, these changes in our US-denominated debt were offset as follows:

June 30, 2020
Effects of foreign exchange on carrying amounts of US operations (net investment hedge)	23
Foreign currency economic cash flow hedges on debt	9
Economic hedges and other	11
Unhedged	7
Total	50

Share Capital
The following tables outline the common and preferred shares issued and outstanding:

As at	July 30, 2020	June 30, 2020	Dec. 31, 2019
	Number of shares (millions)
Common shares issued and outstanding, end of period	274.2	274.2	277.0
Preferred shares
Series A	10.2	10.2	10.2
Series B	1.8	1.8	1.8
Series C	11.0	11.0	11.0
Series E	9.0	9.0	9.0
Series G	6.6	6.6	6.6
Preferred shares issued and outstanding, end of period	38.6	38.6	38.6

Non-Controlling Interests
As of June 30, 2020, we own 60.2% per cent (June 30, 2019 – 60.6 per cent) of TransAlta Renewables. Our ownership percent decreased due to common shares issued under TransAlta Renewables' Dividend Reinvestment Plan. We do not participate in this plan.

We also own 50.01 per cent of TA Cogen, which owns, operates or has an interest in three natural-gas-fired facilities (Ottawa, Windsor and Fort Saskatchewan) and one coal-fired generating facility.

TRANSALTA CORPORATION M29

Management’s Discussion and Analysis

Reported earnings attributable to non-controlling interests for the three months ended June 30, 2020, remained fairly consistent with the same period in 2019. Reported earnings attributable to non-controlling interests for the six months ended June 30, 2020, decreased by $29 million to $22 million compared to the same period in 2019. Earnings decreased at TransAlta Renewables for the six months ended June 30, 2020 compared to the same period in 2019, mainly due to the change in the fair value of investments in subsidiaries of TransAlta, lower revenue due to low Alberta pricing and lower finance income from subsidiaries of TransAlta, partially offset by foreign exchange gains. Earnings from TA Cogen for the six months ended June 30, 2020, also decreased compared with the same period in 2019, mainly due to lower gross margin as a result of the planned outage for the dual-fuel conversion at the Sheerness plant and low Alberta prices.

Returns to Providers of Capital
Net Interest Expense
The components of net interest expense are shown below:

	3 months ended June 30		6 months ended June 30
	2020	2019	2020	2019
Interest on debt	39	42	82	83
Interest on exchangeable securities	8	5	15	5
Interest income	(2)	(3)	(5)	(5)
Capitalized interest	(1)	(1)	(2)	(2)
Interest on lease obligations	2	1	4	2
Credit facility fees, bank charges, and other interest	5	4	9	7
Other	—	2	1	4
Accretion of provisions	6	6	15	12
Net interest expense	57	56	119	106

Net interest expense was higher in the three and six months ended June 30, 2020, primarily due to interest on the exchangeable securities, higher interest on lease obligations due to leases recognized in the fourth quarter of 2019 and higher accretion of provisions due to changes in the estimated decommissioning provision which occurred in the second half of 2019. For further details on the change in estimate for the decommissioning provision refer to Note 3(A)(IV) of the 2019 audited annual consolidated financial statements.

Regulatory Updates
Refer to the Policy and Legal Risks discussion in our 2019 annual MD&A for further details that supplement the recent developments as discussed below:

Post-PPA Alberta Electricity Market
The Alberta government concluded its review of the market power mitigation measures in Alberta’s electricity market and determined that no additional mitigation is required to be introduced into Alberta’s existing market design. The government’s announcement reduces regulatory uncertainty and provides additional market clarity for new investment as the PPAs expire at the end of 2020.

COVID-19 Impact on Regulatory Processes and Environmental Reporting
As a result of COVID-19, all North American integrated electricity market system operators and the Federal Energy Regulatory Commission have moved staff to work from home structures with the exception of their system operations staff. Planned in-person consultation processes have been cancelled and these and other stakeholder processes have been rescheduled to telephone or virtual formats and/or delayed. These actions are expected to result in delays or potential cancellation of regulatory changes and other market operation working groups' activities. Standard market activities have not been impacted. Consultations and related activities now take place virtually and are starting to form a new normal whereby work and decision-making is getting back to pre-COVID-19 timelines.

Due to COVID-19, the Alberta and Canadian federal government provided options to delay environmental reporting, including options to delay compliance reporting for their respective large GHG emitters programs. Facilities were still able to submit reports on the regular compliance dates. As the economies have opened up, some governments have restarted environmental reporting requirements. However, reporting deadlines for large emitter GHG programs will remain delayed for this compliance year as these delays were enacted through temporary changes to regulations.

TRANSALTA CORPORATION M30

Management’s Discussion and Analysis

Other Consolidated Analysis
Commitments
In addition to the commitments disclosed elsewhere in the financial statements and those disclosed in the 2019 annual audited financial statements, during 2020, the Corporation has incurred the following additional contractual commitments, either directly or through its interests in joint operations. Approximate future payments under these agreements are as follows:

	2020	2021	2022	2023	2024	2025 and thereafter	Total
Natural gas and transportation contracts	—	3	12	5	3	1	24
Transmission	—	3	5	5	5	7	25
Total	—	6	17	10	8	8	49

Natural Gas and Transportation Contracts
Includes the incremental change in fixed price or volume natural gas purchase and transportation contracts, as compared to the amounts disclosed in the 2019 annual audited consolidated financial statements. In addition to the commitments shown above, upon closing the sale of the Pioneer Pipeline, a 15-year transportation agreement will provide 275 TJ per day of natural gas on a firm basis by 2023, bringing the total firm natural gas transportation contracts to 400 TJ per day. This agreement would replace the Corporation's existing 15-year commitment to purchase 139 TJ per day of natural gas on the Pioneer Pipeline.
Transmission
Includes the incremental change in transmission agreements, as compared to the amounts disclosed in the 2019 annual audited consolidated financial statements.The Corporation has several agreements to purchase transmission network capacity in the Pacific Northwest. Provided certain conditions for delivering the service are met, the Corporation is committed to the transmission at the supplier’s tariff rate whether it is awarded immediately or delivered in the future after additional facilities are constructed.
Contingencies
For the current significant outstanding contingencies, refer to the Other Consolidated Analysis section of the 2019 Annual MD&A included in the 2019 Annual Integrated Report. Changes to these contingencies during the six months ended June 30, 2020 are included below:

Transmission Line Loss Rule Proceeding
The Corporation has been participating in a transmission line loss rule proceeding before the Alberta Utilities Commission ("AUC"). The AUC determined that it has the ability to retroactively adjust line loss charges going back to 2006 and directed the AESO to recalculate loss factors for 2006 to 2016 and issue a single invoice charging or crediting market participants for the difference in losses charges. A decision by the AUC determined the methodology to be used retroactively, which made it possible for the Corporation to estimate the total retroactive potential exposure faced by the Corporation for its non-PPA power generation. The single invoice for the historical adjustments was expected to be issued in April 2021, with cash settlement expected in June 2021. The previous provision, which was based on known data, was approximately $12 million.

The AESO requested the AUC approve a pay-as-you-go settlement, instead of issuing a single invoice, which request the Corporation challenged. This form of settlement would permit the AESO to issue an invoice for each historical year as the line loss factors are recalculated, advancing some charges into 2020. Based on the recently published AESO loss factors for the period of 2014 to 2016, using the AUC-approved methodology, the provision has increased to $20 million mainly due to higher loss factors for Keephills 3 and Poplar Creek.

The AUC recently ruled on the AESO’s request and approved an invoice settlement process that instead will be broken down into three periods (2014 to 2016, 2010 to 2013 and 2006 to 2009) with the first invoice for line losses issued in 2020. The first invoice that will be payable in 2020 is estimated to be approximately $6 million, with the other two invoices payable in 2021. It is important to note that the estimated amounts continue to be uncertain and the AESO’s recalculated loss factors remain subject to further review and change. TransAlta will continue to participate in the proceeding and carefully review all calculations to help ensure that the invoices are accurate and reflect the decisions of the AUC.

TRANSALTA CORPORATION M31

Management’s Discussion and Analysis

FMG Disputes
The Corporation is currently engaged in two disputes with Fortescue Metals Group Ltd. ("FMG"). The first arose as a result of FMG’s purported termination of the South Hedland PPA. TransAlta sued FMG, seeking payment of amounts invoiced and not paid under the South Hedland PPA, as well as a declaration that the PPA is valid and in force. FMG, on the other hand, seeks a declaration that the PPA was lawfully terminated. This matter has been re-scheduled to proceed to trial beginning May 3, 2021, instead of June 15, 2020, but it may be delayed further, depending on the extent of continued restrictions arising from the COVID-19 pandemic.

The second dispute involves FMG’s claims against TransAlta related to the transfer of the Solomon facility to FMG. FMG claims certain amounts related to the condition of the facility while TransAlta claims certain outstanding costs that should be reimbursed. A trial date for this matter has not yet been scheduled but it will not occur until 2021 at the earliest.

Mangrove Claim
On April 23, 2019, The Mangrove Partners Master Fund Ltd. ("Mangrove") commenced an action in the Ontario Superior Court of Justice, naming TransAlta Corporation, the incumbent members of the Board of Directors of TransAlta Corporation on such date, and Brookfield BRP Holdings (Canada), as defendants. Mangrove is seeking to set aside the 2019 Brookfield transaction. TransAlta believes the claim is wholly lacking in merit and is taking all steps to defend against the allegations. The two week trial of this matter has been rescheduled to begin on April 19, 2021, instead of September 2020, but it may be delayed further, depending on the extent of restrictions arising from the COVID-19 pandemic.

Keephills 1 Stator Force Majeure
The Balancing Pool and ENMAX Energy Corporation ("ENMAX") are seeking to set aside an arbitration award on the basis that they did not receive a fair hearing. The Alberta Court of Queen’s Bench ("ABQB") dismissed the Balancing Pool and ENMAX’s allegations of unfairness on June 26, 2019. The Balancing Pool and ENMAX, however, sought leave to appeal the ABQB’s decision at the Court of Appeal, which was granted on Feb. 13, 2020. The appeal is scheduled to be heard on April 8, 2021. TransAlta believes that the Court of Appeal will affirm the ABQB decision that the arbitration proceeding was not unfair.

Critical Accounting Policies and Estimates
The preparation of unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that could affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities during the period. These estimates are subject to uncertainty. Actual results could differ from those estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.

The duration and impact of the COVID-19 pandemic are unknown at this time. Estimates to the extent to which the COVID-19 pandemic may, directly or indirectly impact the Corporation's operations, financial results and conditions in future periods are also subject to significant uncertainty. For a description of additional risks identified as a result of the pandemic, refer to Note 10 of the unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2020.

Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.

Change in Estimates
Decommissioning and other provisions
During the first half of 2020, there was significant volatility in the discount rates used for the decommissioning provision mainly due to an increase in TransAlta's credit spread due to the COVID-19 crisis, which has caused increased credit spreads for most entities. This increase in the credit spreads in the first quarter was partially offset by decreases in the benchmark rates. As a result, during the first quarter, the Corporation decreased the decommissioning provision by $125 million, of which $84 million decreased the related assets included in property, plant and equipment and $41 million was reflected as an asset impairment reversal. During the second quarter, the discount rates used for the decommissioning provision decreased due to the reduction in TransAlta's credit spreads, resulting in a partial reversal of $75 million, of which $43 million increased the related assets in property, plant and equipment and $32 million was reflected as an asset impairment. On a year-to-date basis, the decommissioning provision decreased by $50 million, of which $41 million decreased the related assets included in property, plant and equipment and $9 million was reflected as an asset impairment reversal on the statement of earnings as it relates to the Centralia mine and Sundance Units 1 & 2, which are no longer operating and reached the end of their useful lives.

TRANSALTA CORPORATION M32

Management’s Discussion and Analysis

Accounting Changes
Current Accounting Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Corporation’s annual consolidated financial statements for the year ended Dec. 31, 2019, except for the adoption of new standards effective as of Jan. 1, 2020. The Corporation has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

I. Amendments to IAS 1 and IAS 8 Definition of Material
The Corporation adopted the amendments to IAS 1 and IAS 8 as of Jan. 1, 2020. The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Corporation.

II. Amendments to IFRS 7 and 9 Interest Rate Benchmark Reform
In September 2019, the IASB issued Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39 and IFRS 7. These amendments provide temporary relief during the period of uncertainty from applying specific hedge accounting requirements to hedging relationships directly affected by the on-going interest rate benchmark reforms. These amendments are mandatory for annual periods beginning on or after Jan. 1, 2020. The Corporation adopted these amendments as of Jan. 1, 2020. There were no hedging relationships that were directly affected on Jan. 1, 2020.

During the first quarter of 2020, the Corporation entered into cash flow hedges of interest rate risk associated with a future forecasted debt issuance using London Interbank Offered Rate ("LIBOR") based derivative instruments. As a temporary relief, provided by the IFRS 9 amendments, the Corporation has assumed that the LIBOR interest rate on which the cash flows of the interest rate swaps are based is not altered by interbank offered rates ("IBOR") reform when assessing if the hedge is highly effective.

For further details and changes in estimates relating to prior years, refer to Note 3 of the audited annual consolidated financial statements and Note 2 of the unaudited interim condensed consolidated financial statements.

Financial Instruments
Refer to Note 14 of the notes to the audited annual consolidated financial statements within our 2019 Annual Integrated Report and Note 9 and 10 of our unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2020 for details on Financial Instruments.

We may enter into commodity transactions involving non-standard features for which observable market data is not available. These are defined under IFRS as Level III financial instruments. Level III financial instruments are not traded in an active market and fair value is, therefore, developed using valuation models based upon internally developed assumptions or inputs. Our Level III fair values are determined using data such as unit availability, transmission congestion, or demand profiles. Fair values are validated on a quarterly basis by using reasonably possible alternative assumptions as inputs to valuation techniques, and any material differences are disclosed in the notes to the financial statements.

At June 30, 2020, Level III instruments had a net asset carrying value of $759 million (Dec. 31, 2019 - $686 million). The increase during the period is primarily attributable to changes in market prices and foreign exchange rates, partially offset by contract settlements. Our risk management profile and practices have not changed materially from Dec. 31, 2019.

TRANSALTA CORPORATION M33

Management’s Discussion and Analysis

Governance and Risk Management
Refer to the Governance and Risk Management section of our 2019 Annual Integrated Report and Note 10 of our unaudited interim condensed consolidated financial statements for details on our risks and how we manage them. Our risk management profile and practices have not changed materially from Dec. 31, 2019.

We have adopted a number of risk mitigation measures in response to the COVID-19 pandemic, including the formal implementation of TransAlta's business continuity plan on March 9, 2020. The Board and management have been monitoring the development of the outbreak and are continually assessing its impact on the Corporation's operations, supply chains and customers as well as, more generally, to the business and affairs of the Corporation. Potential impacts of the pandemic on the business and affairs of the Corporation include, but are not limited to: potential interruptions of production, supply chain disruptions, unavailability of employees at TransAlta, potential delays in growth projects, increased credit risk with counterparties and increased volatility in commodity prices as well as valuations of financial instruments. In addition, the broader impacts to the global economy and financial markets could have potential adverse impacts on the availability of capital for investment and the demand for power and commodity pricing.

To manage the risks resulting from COVID-19, we have taken a number of steps in furtherance of the Corporation's business continuity efforts:

Management Responses
▪Formed a COVID-19 emergency team run by our Chief Operating Officer, reporting to our Chief Executive Officer;
▪Regularly communicating with the Board of Directors and employees in regards to the Corporation's response to COVID-19;
▪Created a team to develop, implement and update COVID-19 safety protocols, including a back to office and site strategy which will remain in place until a vaccination or cure has been distributed;
▪Established a committee to consider and respond to any claims of force majeure that may be received as a result of COVID-19;
▪Developed leadership plans, including contingent authorities;

Policy Changes
▪Aligned all non-essential travel and quarantine requirements with local jurisdictional guidance for all TransAlta employees and contractors returning from air, bus, train or ship travel for all jurisdictions in which we operate;

Employee Changes
▪Provided assurances to employees that their employment with TransAlta would not be impacted by the COVID-19 pandemic;
▪Developed and implemented COVID-19 specific back to office protocols to ensure all TransAlta locations remain safe;
▪Requested and received an essential workers quarantine exemption approval from Alberta Health to minimize disruptions in the event international technical assistance is required for our Alberta assets;
▪Implemented health screening procedures (i.e., questionnaires and temperature tests), enhanced cleaning measures and strict work protocols at the Corporation’s offices and facilities in accordance with our back to office and site strategy;

Operational Changes
▪Modified our operating procedures and implemented restrictions to non-essential access to our facilities to support continued operations through the pandemic;
▪Reviewed the supply chain risk associated with all key power generation process inputs and implemented weekly monitoring for changes in risk;
▪Reached out to key supply chain contacts to determine strategies and contingencies to ensure we are able to continue to progress our growth projects, wherever possible;
▪Identified new cybersecurity risks associated with phishing emails and enhanced security protocols and increased awareness of potential threats;

TRANSALTA CORPORATION M34

Management’s Discussion and Analysis

Financial Oversight
▪Maintained our hedge positions in Alberta, where we have 75 per cent of our thermal baseload merchant generation hedged at approximately $53 per MWh for the remainder of 2020;
▪Continued to monitor counterparties for changes in creditworthiness as well as monitor their ability to meet obligations; and
▪Continued to monitor the situation and communicate with our key lenders on any foreseeable impacts and on our response to the crisis. We maintain a strong financial position and significant liquidity with our existing committed credit facilities.

Overall, we continue to actively monitor the situation and advice from public health officials with a view to responding to changing recommendations and adapting our response and approach as necessary.

Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting (‘‘ICFR’’) and disclosure controls and procedures (“DC&P’’). During the three and six months ended June 30, 2020, the majority of our workforce supporting and executing our ICFR and DC&P worked remotely. There has been minimal impact to the design and performance of our internal controls. Management has reviewed the changes as a result of changes implemented in response to COVID-19 and is reasonably assured that adjustments to process have not materially affected, or are reasonably likely to materially affect, our ICFR or DC&P.

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management has used the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Corporation’s ICFR.

DC&P refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under securities legislation is recorded, processed, summarized and reported within the time frame specified in applicable securities legislation. DC&P include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under applicable securities legislation is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding our required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. In designing and evaluating our ICFR and DC&P, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements, and management is required to apply its judgment in evaluating and implementing possible controls and procedures. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our ICFR and DC&P as of the end of the period covered by this report. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as at June 30, 2020, the end of the period covered by this report, our ICFR and DC&P were effective.

TRANSALTA CORPORATION M35

Management’s Discussion and Analysis

Supplemental Information

		June 30, 2020	Dec. 31, 2019

Closing market price (TSX) ($)		8.05	9.28
Price range for the last 12 months (TSX) ($)	High	11.23	10.14
	Low	5.32	5.50
FFO before interest to adjusted interest coverage(2)(times)		4.4	4.5
Adjusted FFO to adjusted net debt(2)(%)		18.9	19.0
Adjusted net debt to adjusted comparable EBITDA(1,2) (times)		3.9	3.9
Deconsolidated net debt to deconsolidated comparable EBITDA (1,2) (times)		4.5	4.2
Adjusted net debt to total capital(1) (%)		50.8	49.9
Return on equity attributable to common shareholders(2)(%)		5.7	3.3
Return on capital employed(2)(%)		5.5	4.3
Earnings coverage(2)(times)		1.7	1.5
Dividend payout ratio based on FFO(1, 2)(%)		6.5	6.6
Dividend coverage(2)(times)		18.6	18.6
Dividend yield(2)(%)		2.0	1.7
(1) These ratios incorporate items that are not defined under IFRS. None of these measurements should be used in isolation or as a substitute for the Corporation’s reported financial performance or position as presented in accordance with IFRS. These ratios are useful complementary measurements for assessing the Corporation’s financial performance, efficiency, and liquidity and are common in the reports of other companies but may differ by definition and application. For a reconciliation of the non-IFRS measures used in these calculations, refer to the Discussion of Financial Results section of this MD&A.
(2) Last 12 months.
Ratio Formulas
FFO before interest to adjusted interest coverage = FFO + interest on debt and lease obligations - interest income - capitalized interest / interest on debt and lease obligations + 50 per cent dividends paid on preferred shares - interest income
Adjusted FFO to adjusted net debt = FFO - 50 per cent dividends paid on preferred shares / period end long-term debt, lease obligations and exchangeable securities including current portion and fair value (asset) liability of hedging instruments on debt + 50 per cent issued preferred shares - cash and cash equivalents - principal portion of TransAlta OCP restricted cash
Adjusted net debt to comparable EBITDA = long-term debt, lease obligations and exchangeable securities including current portion and fair value (asset) liability of hedging instruments on debt + 50 per cent issued preferred shares - cash and cash equivalents - principal portion of TransAlta OCP restricted cash / comparable EBITDA
Deconsolidated net debt to deconsolidated comparable EBITDA = long-term debt, lease obligations and exchangeable securities including current portion and fair value (asset) liability of hedging instruments on debt + 50 per cent issued preferred shares - cash and cash equivalents - principal portion of TransAlta OCP restricted cash - TransAlta Renewables long-term debt and lease obligations including current portion - tax equity financing / comparable EBITDA - TransAlta Renewables comparable EBITDA - TA Cogen comparable EBITDA + dividends received from TransAlta Renewables + dividends received from TA Cogen
Adjusted net debt to total capital = long-term debt, lease obligations and exchangeable securities including current portion and fair value (asset) liability of hedging instruments on debt + 50 per cent issued preferred shares - cash and cash equivalents - principal portion of TransAlta OCP restricted cash / adjusted net debt + non-controlling interests + equity attributable to shareholders - 50 per cent issued preferred shares
Return on equity attributable to common shareholders = net earnings (loss) attributable to common shareholders / equity attributable to shareholders excluding AOCI - issued preferred shares
Return on capital employed = earnings (loss) before income taxes + net interest expense - net earnings (loss) attributable to non-controlling interests / invested capital excluding AOCI
Earnings coverage = net earnings (loss) attributable to shareholders + income taxes + net interest expense / interest on debt and lease obligations + 50 per cent dividends paid on preferred shares - interest income
Dividend payout ratio = dividends paid on common shares / FFO - 50 per cent dividends paid on preferred shares
Dividend coverage ratio based on comparable FFO = FFO - 50 per cent dividends paid on preferred shares/ dividends paid on common shares
Dividend yield = dividend paid per common share / current period’s closing market price

TRANSALTA CORPORATION M36

Management’s Discussion and Analysis

Glossary of Key Terms
Alberta Hydro Assets
The Corporation's hydro assets located in Alberta consisting of the Barrier, Bearspaw, Cascade, Ghost, Horseshoe, Interlakes, Kananaskis, Pocaterra, Rundle, Spray, Three Sisters, Bighorn and Brazeau hydro generation facilities.

Alberta Power Purchase Arrangement (PPA)
A long-term arrangement established by regulation for the sale of electric energy from formerly regulated generating units to PPA buyers.

Ancillary Services
As defined by the Electric Utilities Act, Ancillary Services are those services required to ensure that the interconnected electric system is operated in a manner that provides a satisfactory level of service with acceptable levels of voltage and frequency.

Availability
A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.

Adjusted Availability
Availability is adjusted when economic conditions exist such that planned routine and major maintenance activities are scheduled to minimize expenditures. In high price environments, actual outage schedules would change to accelerate the generating unit's return to service.

Balancing Pool
The Balancing Pool was established in 1999 by the Government of Alberta to help manage the transition to competition in Alberta's electric industry. Their current obligations and responsibilities are governed by the Electric Utilities Act (effective June 1, 2003) and the Balancing Pool Regulation. For more information go to www.balancingpool.ca.

Boiler
A device for generating steam for power, processing or heating purposes, or for producing hot water for heating purposes or hot water supply. Heat from an external combustion source is transmitted to a fluid contained within the tubes of the boiler shell.

Capacity
The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.

Cogeneration
A generating facility that produces electricity and another form of useful thermal energy (such as heat or steam) used for industrial, commercial, heating or cooling purposes.

Combined cycle
An electric generating technology in which electricity is produced from otherwise lost waste heat exiting from one or more gas (combustion) turbines. The exiting heat is routed to a conventional boiler or to a heat recovery steam generator for use by a steam turbine in the production of electricity. This process increases the efficiency of the electric generating unit.

Derate
To lower the rated electrical capability of a power generating facility or unit.

Dispatch optimization
Purchasing power to fulfill contractual obligations, when economical.

Force Majeure
Literally means “greater force.” These clauses excuse a party from liability if some unforeseen event beyond the control of that party prevents it from performing its obligations under the contract.

Gigajoule (GJ)
A metric unit of energy commonly used in the energy industry. One GJ equals 947,817 British Thermal Units ("Btu"). One GJ is also equal to 277.8 kilowatt hours ("kWh").

Gigawatt (GW)
A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh)
A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Greenhouse gas (GHG)
A gas that has the potential to retain heat in the atmosphere, including water vapour, carbon dioxide, methane, nitrous oxide, hydrofluorocarbons and perfluorocarbons.

Heat rate
A measure of conversion, expressed as Btu/MWh, of the amount of thermal energy required to generate electrical energy.

TRANSALTA CORPORATION M37

Management’s Discussion and Analysis

Megawatt (MW)
A measure of electric power equal to 1,000,000 watts.

Megawatt Hour (MWh)
A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Merchant
A term used to describe assets that are not contracted and are exposed to market pricing.

Net maximum capacity
The maximum capacity or effective rating, modified for ambient limitations, that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Pioneer Pipeline
The Pioneer gas pipeline jointly owned and operated by TransAlta and Tidewater Midstream and Infrastructure Ltd.

PPA Termination Payments
The Balancing Pool terminated the Sundance B and C Power Purchase Arrangements and as a result paid TransAlta $157 million in the first quarter of 2018 as well as an additional $56 million (plus GST and interest) on winning the arbitration against the Balancing Pool in the third quarter of 2019. Refer to the Significant and Subsequent Events section for further details.

Renewable power
Power generated from renewable terrestrial mechanisms including wind, geothermal, solar and biomass with regeneration.

Terajoule (TJ)
A metric unit of energy commonly used in the energy industry. One TJ equals 1,000 GJ or one trillion joules. One TJ is also equal to 277,778 kilowatt hours ("kWh").

Turbine
A machine for generating rotary mechanical power from the energy of a stream of fluid (such as water, steam or hot gas). Turbines convert the kinetic energy of fluids to mechanical energy through the principles of impulse and reaction or a mixture of the two.

Planned outage
Periodic planned shutdown of a generating unit for major maintenance and repairs. Duration is normally in weeks. The time is measured from unit shutdown to putting the unit back on line.

Unplanned outage
The shutdown of a generating unit due to an unanticipated breakdown.

TRANSALTA CORPORATION M38

Management’s Discussion and Analysis

TransAlta Corporation
110 - 12th Avenue S.W.
Box 1900, Station “M”
Calgary, Alberta T2P 2M1

Phone
403.267.7110

Website
www.transalta.com

Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8

Phone
Toll-free in North America: 1.800.564.6253
Outside North America: 514.982.7555

Fax
Toll-free in North America: 1.800.453.0330
Outside North America: 403.267.6529

Website
www.investorcentre.com

FOR MORE INFORMATION

Investor Inquiries
Phone
Toll-free in North America: 1.800.387.3598
Calgary or Outside North America: 403.267.2520

E-mail
investor_relations@transalta.com

Media Inquiries
Phone
Toll-free 1.855.255.9184
or 403.267.2540

E-mail
TA_Media_Relations@transalta.com

TRANSALTA CORPORATION M39